UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              Young & Rubicam Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    987425105
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                   Mark T. McEnroe, c/o Young & Rubicam Inc.,
           285 Madison Avenue, New York, New York 10017, 212-210-3427
--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 21, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael J. Dolan
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  [ ]
                                                           (b)  [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    00
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)
                                                                [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER

         NUMBER                  0
           OF             ------------------------------------------------------
   SHARES BENEFICIALLY
 OWNED BY EACH REPORTING
         PERSON
          WITH
                           8.    SHARED VOTING POWER

                                 1,236,299
                          ------------------------------------------------------
                           9.    SOLE DISPOSITIVE POWER

                                 332,699
                          ------------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                 7,545,000
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,113,998
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [x]
    See Item 6 below
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Stephanie W. Abramson
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    00
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)
                                                                [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER

         NUMBER                  0
           OF             ------------------------------------------------------
   SHARES BENEFICIALLY
          OWNED
BY EACH REPORTING PERSON
          WITH
                           8.    SHARED VOTING POWER

                                 1,236,299
                          ------------------------------------------------------
                           9.    SOLE DISPOSITIVE POWER

                                 265,765
                          ------------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                 7,642,830
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,144,894
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [x]
    See Item 6 below
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mark T. McEnroe
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    00
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER

         NUMBER                  0
           OF             ------------------------------------------------------
   SHARES BENEFICIALLY
 OWNED BY EACH REPORTING
         PERSON
          WITH
                           8.    SHARED VOTING POWER

                                 0
                          ------------------------------------------------------
                           9.    SOLE DISPOSITIVE POWER

                                 0
                          ------------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                 7,511,025
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,511,025
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           [x]
    See Item 6 below
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

     This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed on May 7, 1999 (the "Original Schedule 13D"), by Michael J. Dolan, Stephanie W. Abramson and Mark T. McEnroe with respect to the common stock, par value $0.01 per share ("Common Stock"), of Young & Rubicam Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Original
Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     This statement on Schedule 13D relates to a power of attorney arrangement, which arrangement is described in Item 4 of this Amendment. Because the acquisition of beneficial ownership by the Reporting Persons reported herein did not involve a purchase of securities, no monetary, or other type of, consideration was paid or received by any Reporting Person in connection with this arrangement. As described more fully in Items 4 and 5(d) below, each of the director, officer, employee and former employee stockholders of the Company listed on Schedule 1 hereto (the "Y&R Selling Stockholders"), and each of the stockholders of the Company who received shares of Common Stock in connection with the Company's acquisition of KnowledgeBase Marketing, Inc. ("KBM") listed on Schedule 2 hereto (the "KBM Stockholders"), has the right to receive the proceeds from the sale of the aggregate number of shares of Common Stock listed next to each such Y&R Selling Stockholder's name on Schedule 1 and Schedule 3 or each such KBM Stockholder's name on Schedule 2.

Item 4. Purpose of Transaction.

     Item 4 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     The Company has filed a Registration Statement on Form S-1 (File No. 333-77235), which has been declared effective, and has filed a final prospectus (the "Final Prospectus") dated May 24, 1999, pursuant to Rule 424(b) under the Securities Act of 1933, as amended. The Final Prospectus disclosed that the Y&R Selling Stockholders and those KBM Stockholders (the "KBM Selling Stockholders") for whom a number of shares of Common Stock is listed next to each such KBM Stockholder's name on Schedule 2 hereto under the column "Shares of Common Stock Being Sold in the Secondary Public Offering", together with certain other stockholders of the Company, are offering for sale an aggregate of 15,000,000 shares of Common Stock of the Company in a secondary public offering (the "Secondary Public Offering") of Common Stock of the Company. The Y&R Selling Stockholders are offering for sale the respective numbers of shares of Common Stock listed next to each such Y&R Selling Stockholder's name on Schedule 1 hereto, and the KBM Selling Stockholders are offering for sale the respective numbers of shares of Common Stock listed next to each such KBM Selling Stockholder's name on Schedule 2 hereto under the column "Shares of Common Stock Being Sold in the Secondary Public Offering". Of the aggregate number of shares of Common Stock of the Company being sold in the Secondary Public Offering, 12,000,000 shares are being offered for sale in the United States and Canada through certain underwriters (the "U.S. Underwriters") represented by Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co., ING Baring Furman Selz LLC, Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. (the "U.S. Representatives"), and 3,000,000 shares of Common Stock of the Company are being offered for sale in a concurrent international offering outside the United States and Canada through certain international managers (the "International Managers", and together with the U.S. Underwriters, the "Underwriters") represented by Bear, Stearns International Limited, Cazenove & Co., Donaldson, Lufkin & Jenrette International, Goldman Sachs International, ING Barings Ltd. as agent for ING Bank N.V., London Branch, Morgan Stanley & Co. International Limited and Salomon Brothers International Limited (the "International Representatives", and together with the U.S. Representatives, the "Representatives"). In addition, certain Y&R Selling Stockholders named in Schedule 3 hereto, together with certain other stockholders of the Company, have granted the U.S. Underwriters an option to purchase an aggregate of up to 2,250,000 additional shares of Common Stock, solely to cover over-allotments.

     The Reporting Persons have obtained from each Y&R Selling Stockholder a separate Selling Stockholders' Irrevocable Power of Attorney, Spousal Consent and Payment Instructions (each a "Y&R Power of Attorney", and collectively, the "Y&R Powers of Attorney"), a form of which was attached to the Original Schedule 13D as Exhibit 2 thereto and is incorporated by reference herein, and have obtained from each KBM Selling Stockholder a separate Selling Stockholders' Irrevocable Power of Attorney, Spousal Consent and Payment Instructions (each a "KBM Power of Attorney", collectively the "KBM Powers of Attorney" and, collectively with the Y&R Powers of Attorney, the "Powers of Attorney"), in substantially the form attached to the Original Schedule 13D as Exhibit 2 thereto, which is incorporated by reference herein. Pursuant to the Powers of Attorney, each Selling Stockholder has irrevocably constituted and appointed the Reporting Persons, each with full power and authority to act alone and with full power of substitution, as his or her attorney-in-fact with respect to all matters arising in connection with the Secondary Public Offering, including the power and the authority to: (i) sell, assign, transfer and deliver to the Underwriters up to the aggregate number of shares of Common Stock listed next to each Selling Stockholder's name on Schedule 1 hereto and Schedule 3 hereto, in the case of the Y&R Selling Stockholders, or listed on Schedule 2 hereto under the column "Shares of Common Stock Being Sold in the Secondary Public Offering", in the case of the KBM Selling Stockholders, in each case at a purchase price per share to be agreed with the Underwriters, (ii) determine the aggregate number of shares of Common Stock to be sold by each Selling Stockholder to the Underwriters, which number may not be greater but may be fewer than the aggregate numbers listed next to each Selling Stockholder's name on Schedule 1 hereto and Schedule 3 hereto, in the case of the Y&R Selling Stockholders, or listed on Schedule 2 hereto under the column "Shares of Common Stock Being Sold in the Secondary Public Offering", in the case of the KBM Selling Stockholders, and (iii) execute, deliver and perform an underwriting agreement.

     The Y&R Powers of Attorney were executed and delivered from time to time on and after April 27, 1999. The KBM Powers of Attorney were executed and delivered on May 21, 1999. Stephanie W. Abramson is a Y&R Selling Stockholder who has granted a Power of Attorney with respect to 45,400 shares of Common Stock. Michael J. Dolan is a Y&R Selling Stockholder who has granted a Power of Attorney with respect to 41,926 shares of Common Stock. As a result of the arrangement created by the Powers of Attorney, the Reporting Persons may be deemed to be a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     On May 24, 1999, Mark T. McEnroe, a Reporting Person, solely in his capacity as attorney-in-fact for the Y&R Selling Stockholders, and Michael J. Dolan, solely in his capacity as attorney-in-fact for the KBM Selling Stockholders, executed and delivered the Underwriting Agreement (the "Underwriting Agreement") dated May 24, 1999, among the Company, the Y&R Selling Stockholders, acting severally, the KBM Selling Stockholders, acting severally, the other selling stockholders of the Company named therein, the U.S. Representatives of the several U.S. Underwriters named therein, and the International Representatives of the several International Managers named therein. The following is a brief description of the Underwriting Agreement and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated by reference herein. Pursuant to the Underwriting Agreement, the Y&R Selling Stockholders have agreed to sell to the Underwriters, acting through the Representatives, an aggregate of 6,858,528 shares of Common Stock (including 1,996,486 shares of Common Stock issuable upon exercise of options held by the Y&R Selling Stockholders), and the KBM Selling Stockholders have agreed to sell to the Underwriters, acting through the Representatives, an aggregate of 641,472 shares of Common Stock, in each case for resale pursuant to the Company's Registration Statement on Form S-1 and the Final Prospectus, at a price of $37.25 per share, less an underwriting discount of $1.2665 per share, resulting in proceeds to the Y&R Selling Stockholders and the KBM Selling Stockholders of $35.9835 per share of Common Stock. In addition, other selling stockholders of the company named in the Underwriting Agreement and the Final Prospectus have agreed to sell an aggregate of 7,500,000 shares of Common Stock to the Underwriters, acting through the Representatives. Of the total of 6,858,528 shares of Common Stock to be sold by the Y&R Selling Stockholders, each Y&R Selling Stockholder has agreed to sell that number of shares of Common Stock set forth opposite the name of such Y&R Selling Stockholder on Schedule 1 hereto. Of the total of 641,472 shares of Common Stock to be sold by the KBM Selling Stockholders, each KBM Selling Stockholder has agreed to sell that number of shares of Common Stock set forth opposite the name of such KBM Selling Stockholder on Schedule 2 hereto under the column "Shares of Common Stock Being Sold in the Secondary Public Offering". The closing of the sale of the shares to the Underwriters is expected to occur on May 28, 1999, and is subject to the satisfaction or waiver of certain conditions set forth in the Underwriting Agreement. The Underwriting Agreement provides that, in connection with the Secondary Public Offering, those Y&R Selling Stockholders listed on Schedule 3 hereto have granted the U.S. Underwriters an option to purchase an aggregate of up to an additional 949,660 shares of Common Stock, in the respective amounts listed on Schedule 3 hereto, solely to cover over-allotments in connection with the sale of shares of Common Stock. In addition, the Underwriting Agreement provides that, in connection with the Secondary Public Offering, certain other stockholders have granted the U.S. Underwriters an option to purchase an aggregate of up to an additional 1,300,340 shares of Common Stock, solely to cover over-allotments in connection with the sale of shares of Common Stock.

     In addition to the KBM Powers of Attorney, Stephanie W. Abramson and Michael J. Dolan have obtained from those KBM Stockholders for whom a number of shares of Common Stock is listed next to each such KBM Stockholder's name on
Schedule 2 hereto under the column "Shares of Common Stock Subject to KBM Voting Agreement" (the "KBM Voting Proxy Granters"), and with respect to the number of shares of Common Stock listed under that column for each KBM Voting Proxy Granter, a lock-up and voting agreement (each a "KBM Voting Agreement" and collectively the "KBM Voting Agreements"). The following is a brief description of the KBM Voting Agreements and is qualified in its entirety by reference to the forms of KBM Voting Agreement which are filed as Exhibit 3 hereto and incorporated by reference herein. Pursuant to the KBM Voting Agreements, each KBM Voting Proxy Granter has granted to Peter A. Georgescu, Stephanie W. Abramson, Thomas D. Bell, Jr., Michael J. Dolan and Edward H. Vick, and each of them, acting as attorney and proxy of such KBM Voting Proxy Granter, the power to attend and vote at all meetings of the stockholders of the Company, or to execute written consents in lieu of voting with respect to, any and all shares of the Common Stock standing in the name of the KBM Voting Proxy Granter (excluding any shares held in escrow pursuant to the merger agreement under which the Company acquired KBM), which shares as of May 21, 1999 are listed on
Schedule 2 hereto under the column "Shares of Common Stock Subject to KBM Voting Agreement".

     Except as described above, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     (a) Michael J. Dolan beneficially owns 9,113,998 shares of Common Stock, constituting approximately 12.7% of the shares outstanding, consisting of 7,013,172 outstanding shares of Common Stock (including 45,000 shares of Common Stock held in a deferral trust) and 2,100,826 shares of Common Stock which are issuable pursuant to currently exercisable options. Stephanie W. Abramson beneficially owns 9,144,894 shares of Common Stock, constituting approximately 12.7% of the shares outstanding, consisting of 7,122,323 outstanding shares of Common Stock (including 142,830 shares of Common Stock held in a deferral trust) and 2,022,571 shares of Common Stock which are issuable pursuant to currently exercisable options. Mark T. McEnroe beneficially owns 7,511,025 outstanding shares of Common Stock, constituting approximately 10.5% of the shares outstanding, consisting of 5,514,539 outstanding shares of Common Stock (including 11,025 shares of Common Stock held in a deferral trust) and 1,996,486 shares of Common Stock which are issuable pursuant to currently exercisable options. The number of shares of Common Stock beneficially owned by each Reporting Person and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Exchange Act.

     (b) As an attorney-in fact under the Powers of Attorney, each Reporting Person shares the power to dispose of 7,500,000 shares of Common Stock, which includes 1,996,486 shares of Common Stock which are issuable pursuant to currently exercisable options, with each of the other Reporting Persons. In addition, Michael J. Dolan has the sole power to dispose of 332,699 shares of Common Stock, which includes 104,340 shares of Common Stock which are issuable pursuant to currently exercisable options, held in an individual capacity; and Stephanie W. Abramson has the sole power to dispose of 265,765 shares of Common Stock, which includes 26,085 shares of Common Stock which are issuable pursuant to currently exercisable options, held in an individual capacity.

     As the holder of a voting proxy under the KBM Voting Agreements, each of Stephanie W. Abramson and Michael J. Dolan share the power to dispose of 1,236,299 shares of Common Stock with Peter A. Georgescu, Thomas D. Bell, Jr. and Edward H. Vick. The business address for each of Peter A. Georgescu, Thomas
D. Bell, Jr. and Edward H. Vick is c/o Young & Rubicam Inc., 285 Madison Avenue, New York, New York 10017. Peter A. Georgescu is the Chief Executive Officer and Chairman of the Board of Directors of the Company. Thomas D. Bell, Jr. is Executive Vice President of the Company, Chairman and Chief Executive Officer of Young & Rubicam Advertising and a Director of the Company. Edward H. Vick is the Chief Operating Officer and a Director of the Company. During the last five years, none of Messrs. Georgescu, Bell or Vick has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Messrs. Georgescu, Bell and Vick is a United States citizen.

     (c) Except as described herein, the Reporting Persons have effected no transactions in shares of Common Stock since the filing of the Original Schedule 13D.

     (d) Each Y&R Selling Stockholder listed on Schedule 1, Schedule 3 and each KBM Stockholder listed on Schedule 2 hereto has the right to receive the proceeds from the sale of the aggregate number of shares of Common Stock listed next to each such Y&R Selling Stockholder's name on Schedule 1 and Schedule 3 or such KBM Selling Stockholder's name on Schedule 2.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Original Schedule 13D is hereby amended by inserting the following paragraphs immediately after the final paragraph thereof.

     As set forth in Item 4, on May 24, 1999, Mark T. McEnroe, a Reporting Person, solely in his capacity as attorney-in-fact for the Y&R Selling Stockholders, and Michael J. Dolan, solely in his capacity as attorney-in-fact for the KBM Selling Stockholders, executed and delivered the Underwriting Agreement. The Underwriting Agreement is briefly described in Item 4 and a copy of the Underwriting Agreement is attached as Exhibit 1 hereto and incorporated by reference herein.

     As set forth in Item 4, Stephanie W. Abramson and Michael J. Dolan have obtained from the KBM Voting Proxy Granters the KBM Voting Agreements with respect to the number of shares of Common Stock listed on Schedule 2 hereto under the column "Shares of Common Stock Subject to KBM Voting Agreement". Pursuant to the KBM Voting Agreements, each KBM Voting Proxy Granter has granted to Peter A. Georgescu, Stephanie W. Abramson, Thomas D. Bell, Jr., Michael J. Dolan and Edward H. Vick, and each of them, acting as attorney and proxy of such KBM Voting Proxy Granter, the power to attend and vote at all meetings of the stockholders of the Company, or to execute written consents in lieu of voting with respect to, any and all shares of the Common Stock standing in the name of the KBM Voting Proxy Granter (excluding any shares held in escrow pursuant to the merger agreement under which the Company acquired KBM), which shares as of May 21, 1999 are listed on Schedule 2 hereto under the column "Shares of Common Stock Subject to KBM Voting Agreement". In addition, pursuant to the KBM Voting Agreements, each KBM Voting Proxy Granter has agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock which may be deemed to be beneficially owned by the KBM Voting Proxy Granter in accordance with the rules and regulations of the Securities and Exchange Commission) or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause
(i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise), for a period of 120 days after the date of the Final Prospectus relating to the Secondary Public Offering. The Final Prospectus discloses that the Company has agreed with the Underwriters to enforce the Company's rights under the KBM Voting Agreements to prohibit transfers of Common Stock by KBM Stockholders. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock which might be deemed to arise solely by virtue of the KBM Voting Agreements.

Item 7. Material to be Filed as Exhibits.

         Exhibit 1         Underwriting Agreement

         Exhibit 2 Joint Filing Agreement (incorporated by reference to the Original Schedule 13D filed with the Securities and Exchange Commission on May 7, 1999)

         Exhibit 3         Forms of KBM Voting Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 25, 1999



                                      By:  /s/ Mark T. McEnroe,
                                               Attorney-in-Fact on behalf of
                                               Michael J. Dolan
                                           ---------------------------------
                                           Name:  Mark T. McEnroe
                                           Title: Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 25, 1999



                                      By:  /s/ Mark T. McEnroe,
                                               Attorney-in-Fact on behalf of
                                               Stephanie W. Abramson
                                           ---------------------------------
                                           Name:  Mark T. McEnroe
                                           Title: Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 25, 1999



                                        By:   /s/ Mark T. McEnroe
                                              --------------------
                                              Name:  Mark T. McEnroe
                                              Title: Senior Vice President,
                                                     Young & Rubicam Inc.

                                   Schedule 1

                            Y&R Selling Stockholders


                                               Maximum Number of
                                            Shares of Common Stock
                                             (including shares of
                                             Common Stock issuable
                                             upon the exercise of
Name of Y&R Selling Stockholder                     options)
-------------------------------                     --------
Stephanie Abramson                                    45,400
Stuart Agres                                          40,000
Stephen S. Aiello                                     20,672
Stig Albinus                                          10,000
Jean-Marc Bara                                        35,588
Bernard Barnett                                        1,050
Stephen Baum                                           3,120
Kimberly Bealle                                       20,000
Martin Beck                                           33,915
Urs Beer                                              25,000
Jed Beitler                                           11,225
Theodore A. Bell                                      60,000
Thomas D. Bell, Jr.                                  130,891
Tom Benelli                                            7,000
Thomas Blach                                          19,050
June Blocklin                                         10,225
Rene Boender                                          24,312
Bonnie Bohne                                          30,000
Etienne Boisrond                                      33,750
William Borrelle                                       1,841
Tiemen Bosma                                          40,000
Heinz-Georg Brands                                    22,712
Craig Branigan                                        46,446
Howard Breen                                           3,090
Jane Brite                                            99,810
T. J. Broadbent                                       15,500
David Butter                                          24,465
Ignacio Cabezon                                       10,720
Patricia Cafferata                                    16,000
Roger Chiocchi                                        14,191
Ira Chynsky                                           13,750
Michael Claes                                          7,500
Neil Clark                                            23,481
Don Cogman                                            61,601
Thomas Coleman                                         2,300
Janet Coombs                                          16,428
David Coronna                                          6,000
Jose Maria Costa                                      12,000
Massimo Costa                                         11,110
Charles Courtier                                      10,000
Michael Cozens                                        20,000
Dominique Damato                                      15,000
Donald H. Davis                                       19,080
Ferdinand de Bakker                                   60,000
Pierre de Roualle                                     25,000
Jerome Dean                                           18,000
Joseph E. Dedeo                                      134,172
Lawrence Deutsch                                      19,660
Shelley Diamond                                       13,314
Michael J. Dolan                                      41,926
Terry Dukes                                            6,150
Daryl Elliott                                         20,885
Daisy Exposito                                        26,953
Michael Faems                                         20,440
Charles P. Farley                                      2,100
Peter Farnell-Watson                                  14,494
John Fenton                                            6,500
Ian Ferguson Brown                                     2,250
Patrick Ford                                           6,055
Richard Ford                                           7,500
Clark J. Frankel                                      30,000
Volker Franz                                          16,385
Eric Fredericks                                       80,000
John Frew                                              6,030
Enrico Gervasi                                        12,033
Christopher Grabenstein                               10,188
William Green                                         10,000
David E. Greene                                        5,000
Victor Gutierrez                                      27,145
Cynthia Hampton                                       10,000
Tom Hansen                                             2,000
Peter Harleman                                        16,000
Fred Hawrysh                                           5,000
Jan Hedquist                                          36,522
Per Heggenes                                          17,451
Stefan Himpe                                           3,000
Toby Hoare                                            55,000
Barry Hoffman                                          6,800
Charles Hollenkamp                                     3,000
James W. Hood                                         45,000
Penny Hooper                                          14,000
Roseanne Horn                                         12,675
Peter Horovitz                                        32,828
Richard Hosp                                          30,000
Eric Garrison Hoyt                                     7,670
Brian Hubbard                                          5,000
Jeff Hunt                                             17,014
Gigliola Ibba                                         21,000
Robert Igiel                                          52,170
Barbara Jack                                         178,560
Paal Marius Jebsen                                    11,085
William Johnston                                      19,185
James Kaplove                                          4,000
Mary Ellen Kenny                                      14,796
Kevin King                                            25,000
Edna Kissmann                                         21,500
Jackie Koh                                            27,535
Christopher Komisarjevsky                             22,557
Satish Korde                                          96,727
Philippe Krakowsky                                     7,375
Ingo Krauss                                          162,000
Kurt Krauss                                            3,120
Stephanie Kugelman                                    57,011
Mitchell Kurz                                        356,000
Jay Kushner                                           11,994
Marta La Rock                                         15,000
Jean-Paul Lafaye                                      64,400
Timothy Laing                                         25,000
Robert Lallamant                                      19,566
Kevin Lavan                                            9,000
Mark Levine                                           15,219
Marco Lombardi                                        16,680
Bennett R. Machtiger                                   6,450
Duncan Mackinnon                                       7,000
John F. Maltese                                       13,575
Helmut Matthies                                      174,503
Martin Maurice                                        16,000
Robert M. McDuffey                                    10,506
John P. McGarry, Jr.                                 309,706
Austin McGhie                                         22,875
David McLean                                          31,853
Gordon McLean                                         11,955
Bert Meerstadt                                        14,440
William C. Melzer                                     73,300
Diane Meskill-Spencer                                 27,195
Craig Middleton                                       34,700
David Minear                                          40,000
Dominique Missoffe                                    15,474
Fernan Montero                                       158,000
Fred Moolhuijsen                                      15,000
Frans Mootz                                           26,622
John Morris                                           11,519
Janice Muniz                                          17,400
Bruce S. Nelson                                       28,250
Charles G. Newton, Jr.                                 3,600
Lori Nicholson                                        10,000
Lars Nordstrom                                        13,050
Laurie Null                                           10,850
Hans Ohman                                            13,050
Steve Oroho                                           59,010
Stewart Owen                                          33,054
Santiago Alonso Paniagua                              38,715
Manuel Perez                                          40,704
Diane Perlmutter                                       8,035
Graham Phillips                                       40,000
Dan Plouffe                                            3,300
Tim Pollak                                           264,000
Michael Porter                                         2,500
William A. Power                                      42,000
Tom Pratt                                              6,385
Joerg Puphal                                           9,745
John E. Putnam                                         9,172
Matthias Quadflieg                                     1,484
Serge Rancourt                                       121,895
Sheila Raviv                                          20,000
Courtney Reeser                                       10,017
Ken Rietz                                             31,000
Jorg Rindlisbacher                                    19,500
Jorge Rodriguez                                        1,755
Robert Rosiek                                          2,170
John J. Ross                                          10,000
Maggie Ross                                            4,000
James Rossman                                         38,580
Seith Rothstein                                       33,915
Alain Rousset                                         55,352
Amy Rubenstein                                        14,736
Nicholas Rudd                                         39,132
Cas Saeys                                             27,465
Michael Samet                                         77,136
John Sanders                                         112,435
Chris Savage                                          52,000
Matthew Schetlick                                      8,185
Angelika Schug                                         3,400
Gertrude Schutz                                       11,217
Tom Schwartz                                           3,500
James Scielzo                                         23,052
Steve Seyferth                                        17,300
Keith Sharp                                           14,194
Jessie Shaw                                           10,000
Alan Sheldon                                         116,310
Thomas Shortlidge                                     44,000
Richard Sinreich                                       7,695
Robert Sive                                           13,236
Barbara Smith                                         10,000
Sylvia Soler                                           5,000
Linda Srere                                           50,000
Christoph Stadeler                                    85,705
Stanley Stefanski                                    160,642
Peter Steigrad                                         8,000
Debra Stern-Marrone                                   10,000
Peter Stringham                                        7,672
John Swan                                             28,000
Jane Talcott                                           5,217
Charlee Taylor-Hines                                   7,500
Lars Thalen                                           16,000
Clay Timon                                            85,088
Alan Vandermolen                                      33,390
John Vanderzee                                        39,132
Edward Vick                                          130,567
Marvin Waldman                                        25,305
Paula Waters                                          10,000
Charles Webre                                         55,656
Gus Weill                                             13,560
Robert Wells                                          12,500
Anders Wester                                         22,965
Bruno Widmer                                          40,000
James Williams                                        16,000
Allan Winneker                                        44,487
Bob Wyatt                                              2,500
Kenneth Yagoda                                        13,116
Joanne Zaiac                                          27,629
Michael Zeigler                                        2,900
                              TOTAL                6,858,528

                                                    Schedule 2

                                                 KBM Stockholders



                                          Shares of Common Stock Being Sold          Shares ofCommon Stock
Name of KBM Stockholder                   in the Secondary Public Offering     Subject to KBM Voting Agreement
-----------------------                   --------------------------------     -------------------------------
207 Ventures, LLC                                 14,652                                    0
Wand Affiliates Fund L.P.                            567                                    0
Wand Equity Portfolio II L.P.                     56,201                                    0
Wand/CMS Investments I                            56,556                                    0
Wand/CMS Investments II                           19,340                                    0
Wand/CMS Investments III                          33,595                                    0
Wand/CMS Investments IV                           62,883                                    0
Paulette Beacoat                                       0                                   37
Morgan Beard                                           0                                  884
Tom Benedict                                          46                                    0
Bert Billiot                                         164                                    0
Eric Black                                             0                                  725
Todd Board                                           790                                  790
Rich Bogart                                            0                                  461
Ret Boney                                            703                                    0
Joe Branch                                           164                                    0
Clifton J. Brayshaw                                  181                                  181
Joseph Brehm                                           0                                  876
Matthew Bronfman                                       0                                4,526
Thomas V. Butta                                    6,550                                    0
Christopher Cahill                                     0                                  410
James Cain IV                                          0                                6,801
Bern Campbell                                          0                                   37
Marti Campbell                                        46                                    0
Shawn Cheston                                         94                                    0
Robert Chipman                                         0                                   74
Harold Connor                                          0                                   94
Thomas A. Cook                                       697                                  174
Mike Coppotelli                                        0                               13,077
Thomas Cope                                            0                                  566
Steve Cureton                                         74                                    0
Andrew Curtis                                          0                                  231
Gayle Davey                                            0                                  168
Cheri DeRosia                                          0                                  119
Dave Dietrich                                         37                                    0
Dave Dixon                                             0                                  262
Paula Easton                                           0                               12,635
Donald Ewing                                           0                              121,910
Rick Ezell                                             0                                  703
Beryle P. Faier                                    1,814                                    0
Susan D. Faulk                                     7,256                                7,256
Gene Feruzza                                           0                               29,774
Joseph Ficarra  III                                  871                                  217
Rick Field                                             0                                  342
Kim Frankel                                            0                                  707
Wilfer Garcia                                        232                                   57
M. Peggy R. Garner                                   144                                    0
Eric Garrett                                           0                                1,267
Wayne Gibbons                                        164                                    0
Debbie Green                                           0                                  953
Mark Greene                                            0                                2,281
Claude Grizzard Sr.                                    0                              289,598
Roger L. Hackman                                  80,586                               80,585
Michael Hail                                           0                              121,910
Deborah Hays                                           0                                  725
Joanne Hedegard                                        0                                  411
Doug Holladay                                          0                                2,828
Billy R. Howard                                      907                                  907
E. Dean Jones                                      1,814                                    0
Mike Keheler                                         263                                    0
Carol King                                            37                                    0
David King                                             0                                2,789
Tracy King                                            37                                    0
Amber Kirby                                            0                                  379
Jason Kodish                                           0                                  231
Melissa E. Legge (Edwards)                         1,450                                    0
Lerner Family Irrevocable Trust                   21,834                               21,834
Steve Lerner                                      29,570                                29572
Thomas Liles                                           0                              136,342
Susan Mancuso                                          0                                1,480
Julie Mathison                                        39                                    0
Michael McCoy                                          0                               14,512
Jennifer McMillen                                      0                                    8
Guadalupe Mendoza                                  1,450                                    0
Breck Middleton                                        0                                  417
Neesha Mirchandani                                    47                                   47
Lynne F. Moneypenny                                1,814                                    0
Geoffrey Monsees                                      88                                    0
Crystal Montgomery                                     0                                  379
William H. Moore                                     907                                  907
Richard Muller                                         0                                4,836
Michael E. Patterson                               1,361                                  453
Henry B. Ponder                                   90,498                               90,499
Jim Protzman                                      51,546                                2,712
Archie Purcell                                    84,825                                    0
Dana Raburn                                          164                                    0
John Roberson                                          0                               14,512
Rob Sandefuer                                         65                                    0
Charles Sanders                                       65                                    0
Colleen Sharp                                          0                                  188
Robert Sher                                        5,788                                    0
Tammie Shotwell                                        0                                   46
Robert Singer                                          0                                  263
Christine Smiley                                       0                                  297
William Taylor                                         0                                1,881
William A. Thornton                                  144                                    0
Timothy Toben                                          0                              125,695
Scott Tomlinson                                        0                                  725
Deborah Vrana                                          0                                  362
Carter Wagner                                        870                                  580
Curtis Walston                                         0                                  383
Jerry Wasicek                                          0                               14,512
Scott Watkins                                        125                                    0
Stuart Webber                                          0                                1,450
Daniel Wells                                           0                                1,814
Jim Wheaton                                            0                                5,474
David Wilson                                           0                               34,822
Craig Wood                                             0                                5,193
Christian Wright                                      75                                    0
Michelle Wright                                       65                                    0
Conroy Zien                                           37                                    0
Andrew Ziegler                                         0                               14,512
Gary J. Zupke                                      1,180                                  634
                        TOTAL                    641,472                            1,236,299

                                   Schedule 3

                    Y&R Selling Stockholders Who Have Granted
                an Over-allotment Option to the U.S. Underwriters


                                                     Number of
                                       Shares of Common Stock Subject to the
                                     Over-allotment Option Granted to the U.S.
Name of Y&R Selling Stockholder                      Underwriters
-------------------------------                      ------------
Barbara Jack                                           279,292
Mitchell Kurz                                           71,577
Helmut Matthies                                        192,497
John P. McGarry, Jr.                                   190,294
Tim Pollak                                             111,000
Michael Samet                                          105,000
                                            TOTAL      949,660

                                  EXHIBIT INDEX


         Exhibit 1         Underwriting Agreement

         Exhibit 2 Joint Filing Agreement (incorporated by reference to the Original Schedule 13D filed with the Securities and Exchange Commission on May 7, 1999)

         Exhibit 3         Forms of KBM Voting Agreement

                                    Exhibit 1

                                15,000,000 Shares

                              Young & Rubicam Inc.

                                  Common Stock

                             UNDERWRITING AGREEMENT

                                                                   May 24, 1999

BEAR, STEARNS & CO. INC.
DONALDSON, LUFKIN & JENRETTE
  SECURITIES CORPORATION
GOLDMAN, SACHS & CO.
ING BARING FURMAN SELZ LLC
MORGAN STANLEY & CO. INCORPORATED
SALOMON SMITH BARNEY INC.
  As representatives of the
    several U.S. Underwriters
    named in Schedule I hereto
    c/o Bear, Stearns & Co. Inc.
        245 Park Avenue
        New York, New York 10167

BEAR, STEARNS INTERNATIONAL LIMITED
CAZENOVE & CO.
DONALDSON, LUFKIN & JENRETTE
   INTERNATIONAL
GOLDMAN SACHS INTERNATIONAL
ING BARINGS LTD. AS AGENT FOR ING
   BANK N.V., LONDON BRANCH
MORGAN STANLEY & CO. INTERNATIONAL LIMITED
SALOMON BROTHERS INTERNATIONAL LIMITED
  As representatives of the
    several International
    Managers named in Schedule
    II hereto
  c/o Bear, Stearns International Limited
      One Canada Square
      London, E14 5AD England

Ladies and Gentlemen:

     Certain stockholders of Young & Rubicam Inc., a Delaware corporation (the "Company"), named in Schedule III(a) hereto (the "Y&R Selling Stockholders") severally propose to sell to the several Underwriters (as defined below) an aggregate of 6,858,528 shares of the Company's Common Stock, par value $.01 per share ("Common Stock"), certain stockholders of the Company named in Schedule III(b) hereto (the "KBM Selling Stockholders") severally propose to sell to the several Underwriters an aggregate of 641,472 shares of Common Stock, certain stockholders of the Company named in Schedule IV (a) hereto (the "H&F Selling Stockholders") severally propose to sell to the several Underwriters an aggregate of 7,435,498 shares of Common Stock and BearTel Corp. ("BearTel" and together with the Y&R Selling Stockholders, the KBM Selling Stockholders and the H&F Selling Stockholders, the "Selling Stockholders") proposes to sell to the several Underwriters an aggregate of 64,502 shares of Common Stock. The shares of Common Stock to be sold by the Y&R Selling Stockholders are hereinafter called the "Y&R Selling Stockholder Shares," the shares of Common Stock to be sold by the KBM Selling Stockholders are hereinafter called the "KBM Selling Stockholder Shares" and, together with the Y&R Selling Stockholder Shares and the shares of Common Stock to be sold by BearTel and the H&F Selling Stockholders, the "Firm Shares."

     It is understood that, subject to the conditions hereinafter stated, 12,000,000 Firm Shares (the "U.S. Firm Shares") will be sold to the several U.S. Underwriters named in Schedule I hereto (the "U.S. Underwriters") in connection with the offering and sale of such U.S. Firm Shares in the United States and Canada to United States and Canadian Persons (as such terms are defined in the Agreement Between U.S. Underwriters and International Managers of even date herewith), and 3,000,000 Firm Shares (the "International Shares") will be sold to the several International Managers named in Schedule II hereto (the "International Managers") in connection with the offering and sale of such International Shares outside the United States and Canada to persons other than United States and Canadian Persons. Bear, Stearns & Co. Inc. ("Bear Stearns"), Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co., ING Baring Furman Selz LLC, Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. shall act as representatives (the "U.S. Representatives") of the several U.S. Underwriters, and Bear, Stearns International Limited, Cazenove & Co., Donaldson, Lufkin & Jenrette International, Goldman Sachs International, ING Barings Ltd. as agent for ING Bank N.V., London Branch, Morgan Stanley & Co. International Limited and Salomon Brothers International Limited shall act as representatives (the "International Representatives") of the several International Managers. The U.S. Underwriters and the International Managers are hereinafter collectively referred to as the "Underwriters."

     The individuals or entities listed on Schedule V hereto (the "Option Selling Stockholders") also severally propose to issue and sell to the several U.S. Underwriters not more than an additional 2,250,000 shares of Common Stock (the "Additional Shares"), if requested by the U.S. Underwriters as provided in
Section 2 hereof. The Firm Shares and the Additional Shares are herein collectively called the "Shares."

     SECTION 1. Registration Statement and Prospectus. The Company has filed with the Securities and Exchange Commission (the "Commission") in accordance with the provisions of the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the "Act"), a registration statement on Form S-1, including a form of prospectus, relating to the Shares. The registration statement contains two forms of prospectuses to be used in connection with the offering and sale of the Shares: the form of U.S. prospectus, to be used in connection with the offering and sale of Shares in the United States and Canada to United States and Canadian Persons, and the form of international prospectus, to be used in connection with the offering and sale of Shares outside the United States and Canada to persons other than United States and Canadian Persons. The international prospectus is identical to the U.S. prospectus except for the outside front and back cover pages. The registration statement, as amended at the time it became effective, including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A under the Act, is hereinafter referred to as the "Registration Statement;" and the U.S. prospectus and the international prospectus in the respective forms first filed pursuant to Rule 424(b) under the Act are hereinafter collectively referred to as the "Prospectus." If the Company has filed or is required pursuant to the terms hereof to file a registration statement pursuant to Rule 462(b) under the Act registering additional shares of Common Stock (a "Rule 462(b) Registration Statement"), then, unless otherwise specified, any reference herein to the term "Registration Statement" shall be deemed to include such Rule 462(b) Registration Statement.

     SECTION 2. Agreements to Sell and Purchase and Lock-Up Agreements. On the basis of the representations and warranties contained in this Agreement (the "Agreement"), and subject to its terms and conditions, (i) each Selling Stockholder agrees, severally and not jointly, to sell the number of Firm Shares set forth opposite such Selling Stockholder's name in Schedule III or Schedule IV hereto, as the case may be, and (ii) each Underwriter agrees, severally and not jointly, to purchase from each Selling Stockholder at a price per Share of $35.9835 (the "Purchase Price") the number of Firm Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Firm Shares to be sold by such Selling Stockholder as the number of Firm Shares set forth opposite the name of such Underwriter in Schedules I and II hereto bears to the total number of Firm Shares.

     On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Option Selling Stockholders severally agree to sell the Additional Shares and the U.S. Underwriters shall have the right to purchase, severally and not jointly, up to 2,250,000 Additional Shares from the Option Selling Stockholders at the Purchase Price. Additional Shares may be purchased solely for the purpose of covering over-allotments made in connection with the offering of the Firm Shares. The U.S. Underwriters may exercise their right to purchase Additional Shares in whole or in part from time to time by giving written notice thereof to the Option Selling Stockholders and the Company within 30 days after the date of this Agreement. The U.S. Representatives shall give any such notice on behalf of the U.S. Underwriters and such notice shall specify the aggregate number of Additional Shares to be purchased pursuant to such exercise and the date for payment and delivery thereof, which date shall be a business day (i) no earlier than two business days after such notice has been given (and, in any event, no earlier than the Closing Date (as hereinafter defined)) and (ii) no later than ten business days after such notice has been given. If any Additional Shares are to be purchased, (i) each Option Selling Stockholder agrees to sell to the U.S. Underwriters the number of Additional Shares (subject to such adjustments to eliminate fractional shares as the U.S. Representatives may determine) specified in such notice multiplied by a fraction the numerator of which is the number of Additional Shares set forth opposite each such Option Selling Stockholder's name on Schedule V hereto and the denominator of which is the total number of Additional Shares and (ii) each U.S. Underwriter, severally and not jointly, agrees to purchase from the Option Selling Stockholders, the number of Additional Shares (subject to such adjustments to eliminate fractional shares as the U.S. Representatives may determine) which bears the same proportion to the total number of Additional Shares to be purchased from the Option Selling Stockholders, as the number of U.S. Firm Shares set forth opposite the name of such U.S. Underwriter in Schedule I bears to the total number of U.S. Firm Shares.

     The Company and each Selling Stockholder hereby agree not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise), except to the Underwriters pursuant to this Agreement, for a period of 120 days after the date of the Prospectus without the prior written consent of Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation (and in the case of any Management Investor (as defined in the Prospectus), the Company). Notwithstanding the foregoing, during such period (i) the Company may grant stock options or stock awards pursuant to any of the Company's existing stock option plans, (ii) the Company may issue shares of Common Stock upon the exercise of an option, a warrant or the Rights (as defined in the Prospectus) or the conversion of a security outstanding on the date hereof, (iii) each H&F Selling Stockholder may transfer shares of Common Stock to a partner or an affiliate of such H&F Selling Stockholder in a transaction not involving a public sale, distribution or other disposition of such Common Stock provided that the transferee agrees in writing to be bound by the same restrictions, (iv) the Company may issue, offer and sell shares of Common Stock or securities convertible, exercisable or exchangeable therefor in transactions not involving a public offering as consideration for the acquisition (pursuant to merger or otherwise) of one or more entities provided that each recipient of such securities agrees in writing to be bound by the restrictions set forth in this paragraph and (v) the Company and any Y&R Selling Stockholder may enter into any transaction or arrangement pursuant to which the Company withholds delivery of shares of Common Stock (including shares of Common Stock (a) held in the restricted stock trust under the Young & Rubicam Holdings Inc. Restricted Stock Plan, as amended, (b) held in the deferral trust under the Young & Rubicam Inc. Deferred Compensation Plan or (c) deliverable pursuant to the exercise of options) to any Y&R Selling Stockholder or accepts delivery of shares of Common Stock or options to purchase shares of Common Stock from any Y&R Selling Stockholder to fund taxes due as a result of the exercise of options by such Y&R Selling Stockholder or as a result of the receipt of shares from such trusts or to pay the exercise price in respect of options exercised by such Y&R Selling Stockholder. The Company also agrees not to file any registration statement with respect to any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 120 days after the date of the Prospectus without the prior written consent of Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation. In addition, each Selling Stockholder agrees that, for a period of 120 days after the date of the Prospectus without the prior written consent of Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, it will not make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock. The Company shall, prior to or concurrently with the execution of this Agreement, deliver an agreement executed by the trustees of the Management Voting Trust (as defined in the Prospectus) to the effect that such trustees will not permit the Management Voting Trust to, during the period commencing on the date the trustees of the Management Voting Trust sign such agreement and ending 120 days after the date of the Prospectus, without the prior written consent of Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, (A) engage in any of the transactions described in the first sentence of this paragraph or (B) make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock. Each entity listed on Schedule VI hereto shall, prior to or concurrently with the execution of this Agreement, execute and deliver an agreement to the effect that such entity shall not, during the period commencing on the date such entity signs such agreement and ending 120 days after the date of the Prospectus, without the prior written consent of Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, (A) engage in any of the transactions described in the first sentence of this paragraph or (B) make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.

     SECTION 3. Terms of Public Offering. The Company and the Selling Stockholders are advised by you that the Underwriters propose (i) to make a public offering of their respective portions of the Shares as soon after the execution and delivery of this Agreement as in your judgment is advisable and
(ii) initially to offer the Shares upon the terms set forth in the Prospectus.

     SECTION 4. Delivery and Payment. The Shares shall be represented by definitive certificates and shall be issued in such authorized denominations and registered in such names as Bear, Stearns & Co. Inc. shall request no later than two business days prior to the Closing Date or the applicable Option Closing Date (as defined below), as the case may be. The Shares shall be delivered by or on behalf of the Selling Stockholders, with any transfer taxes thereon duly paid by the respective Selling Stockholders, to Bear, Stearns & Co. Inc. through the facilities of The Depository Trust Company ("DTC"), for the respective accounts of the several Underwriters, against payment to the Selling Stockholders of the Purchase Price therefor by wire transfer of Federal or other funds immediately available in New York City. The certificates representing the Shares shall be made available for inspection not later than 9:30 A.M., New York City time, on the business day prior to the Closing Date or the applicable Option Closing Date, as the case may be, at the office of DTC or its designated custodian (the "Designated Office"). The time and date of delivery and payment for the Firm Shares shall be 10:00 A.M., New York City time, on May 28, 1999 or such other time on the same or such other date as Bear, Stearns & Co. Inc. and the Company shall agree in writing. The time and date of delivery and payment for the Firm Shares are hereinafter referred to as the "Closing Date." The time and date of delivery and payment for any Additional Shares to be purchased by the Underwriters shall be 10:00 A.M., New York City time, on the date specified in the applicable exercise notice given by the Representatives pursuant to Section 2 or such other time on the same or such other date as Bear, Stearns & Co. Inc. and the Company shall agree in writing. The time and date of delivery and payment for any Additional Shares are hereinafter referred to as an "Option Closing Date."

     The documents to be delivered on the Closing Date or an Option Closing Date on behalf of the parties hereto pursuant to Section 9 of this Agreement shall be delivered at the offices of Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York 10006, and the Shares shall be delivered at the Designated Office, all on the Closing Date or such Option Closing Date, as the case may be.

     SECTION 5. Agreements of the Company. The Company agrees with you:

     (a) To advise you promptly and, if requested by you, to confirm such advice in writing, of any request by the Commission for amendments to the Registration Statement or amendments or supplements to the Prospectus or for additional information, of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of the suspension of qualification of the Shares for offering or sale in any jurisdiction, or the initiation of any proceeding for such purposes, when any amendment to the Registration Statement becomes effective, if the Company is required to file a Rule 462(b) Registration Statement after the effectiveness of this Agreement, when the Rule 462(b) Registration Statement has become effective and of the happening of any event during the period referred to in Section 5(d) below, as a result of which it is necessary to amend the Registration Statement or amend or supplement the Prospectus in order that the Prospectus will not include any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in light of the circumstances under which they were made, not misleading. If at any time the Commission shall issue any stop order suspending the effectiveness of the Registration Statement, the Company will use its best efforts to obtain the withdrawal or lifting of such order at the earliest possible time.

     (b) To furnish to you three signed copies of the Registration Statement as first filed with the Commission and of each amendment to it, including all exhibits, and to furnish to you and each other Underwriter such number of conformed copies of the Registration Statement as so filed and of each amendment to it, without exhibits, as you may reasonably request.

     (c) To prepare the Prospectus, the form and substance of which shall be reasonably satisfactory to you, and to file the Prospectus in such form with the Commission within the applicable period specified in Rule 424(b) under the Act; during the period specified in Section 5(d) below, not to file any further amendment to the Registration Statement and not to make any amendment or supplement to the Prospectus of which you shall not previously have been advised and as to which you shall not have had an opportunity to comment; and, during such period, to prepare and file with the Commission, promptly upon your reasonable request, any amendment to the Registration Statement or amendment or supplement to the Prospectus which may be necessary or advisable in connection with the distribution of the Shares by you, and to use its best efforts to cause any such amendment to the Registration Statement to become promptly effective.

     (d) Prior to 10:00 A.M., New York City time, on the first business day after the date of this Agreement and from time to time thereafter for such period as in the reasonable opinion of counsel for the Underwriters a prospectus is required by law to be delivered in connection with sales by an Underwriter or a dealer, to furnish in New York City to each Underwriter and any dealer as many copies of the Prospectus (and of any amendment or supplement to the Prospectus) as such Underwriter or dealer may reasonably request.

     (e) If during the period specified in Section 5(d), any event shall occur or condition shall exist as a result of which, in the reasonable opinion of counsel for the Underwriters, it becomes necessary to amend or supplement the Prospectus in order that the Prospectus will not include any untrue statement of a material fact or omit to state a material fact, in the light of the circumstances when the Prospectus is delivered to a purchaser, not misleading, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare and file with the Commission an appropriate amendment or supplement to the Prospectus so that the statements in the Prospectus, as so amended or supplemented, will not in the light of the circumstances when it is so delivered, include any untrue statement of a material fact or omit to state a material fact, or so that the Prospectus will comply with applicable law, and to furnish to each Underwriter and to any dealer as many copies thereof as such Underwriter or dealer may reasonably request.

     (f) To make generally available to you and to its stockholders as soon as practicable an earnings statement covering the twelve-month period ending June 30, 2000 that shall satisfy the provisions of Section 11(a) of the Act.

     (g) During the period ending three years after the date of this Agreement, to furnish to you as soon as available copies of all reports or other communications furnished to the record holders of Common Stock (for so long as the Common Stock is registered under Section 12 of the Exchange Act (as defined herein)) or furnished to or filed with the Commission or any national securities exchange on which any class of securities of the Company is listed and such other publicly available information concerning the Company and its subsidiaries as you may reasonably request.

     (h) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all reasonable expenses incident to the performance of the Company's obligations under this Agreement, including: (i) the reasonable fees, disbursements and expenses of the Company's counsel and the Company's accountants in connection with the registration and delivery of the Shares under the Act and all other reasonable fees and expenses in connection with the preparation, printing, filing and distribution of the Registration Statement (including financial statements and exhibits), any preliminary prospectus, the Prospectus and all amendments and supplements to any of the foregoing, including the mailing and delivering of copies thereof to the Underwriters and dealers in the quantities specified herein, (ii) all costs of printing or producing this Agreement and any other agreements or documents in connection with the offering, purchase, sale or delivery of the Shares, (iii) all expenses in connection with the preparation of the Preliminary and Supplemental Blue Sky Memoranda (including the filing fees and the fees and disbursements of counsel for the Underwriters in connection with such memoranda), (iv) the filing fees in connection with the review and clearance of the offering of the Shares by the National Association of Securities Dealers, Inc., (v) the cost of printing certificates representing the Shares, (vi) the costs and charges of any transfer agent, registrar and/or depositary, and (vii) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section, but in each of cases (i) through (vii) excluding all underwriting discounts and commissions and all stock transfer taxes applicable to the sale of any Shares. The provisions of this Section shall not supersede or otherwise affect any separate agreement that the Company and any Selling Stockholders may have for allocation of such expenses among themselves.

     (i) To use its best efforts to list, subject to notice of issuance, the Shares on the NYSE.

     (j) If the Registration Statement at the time of the effectiveness of this Agreement does not cover all of the Shares, to file a Rule 462(b) Registration Statement with the Commission registering the Shares not so covered in compliance with Rule 462(b), such that the Rule 462(b) Registration Statement will be effective by 10:00 P.M., New York City time, on the date of this Agreement (or by 9:30 A.M., New York City time on the day following the date of this Agreement) and to pay to the Commission the filing fee for such Rule 462(b) Registration Statement at the time of the filing thereof or to give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Act.

     (l) For a period of 120 days after the date of the Prospectus, the Company agrees to enforce all of the Company's rights under the Standstill and Lock-up Agreements, the Management Lock-up and Voting Agreement and the Non-Management Lock-up and Voting Agreement, and will not give to any party to any such agreement, a waiver of any of his, her or its obligations under such agreements, or excuse any breach of any such obligations, except with respect to the Standstill and Lock-up Agreements, as permitted by clause (v) of the second sentence of the third paragraph of Section 2 hereof, or as would be permitted by clause (v) of the second sentence of the third paragraph of Section 2 hereof if any such party were a Selling Stockholder, or, except in each case, with the prior written consent of Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation.

     SECTION 6. Representations and Warranties of the Company. The Company represents and warrants to each Underwriter and the H&F Selling Stockholders that:

     (a) The Registration Statement has become effective (other than any Rule 462(b) Registration Statement to be filed by the Company after the effectiveness of this Agreement); and no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, threatened by the Commission.

     (b) (i) The Registration Statement (other than any Rule 462(b) Registration Statement to be filed by the Company after the effectiveness of this Agreement), when it became effective, did not contain and, as amended by any post-effective amendment, if applicable, will not, as of the applicable effective date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) the Registration Statement (other than any Rule 462(b) Registration Statement to be filed by the Company after the effectiveness of this Agreement) and the Prospectus comply, and any amendments to the Registration Statement when they become effective and any amendments or supplements to the Prospectus as of the applicable filing date will comply in all material respects with the Act; (iii) if the Company is required to file a Rule 462(b) Registration Statement after the effectiveness of this Agreement, such Rule 462(b) Registration Statement and any post-effective amendments thereto, when they become effective (A) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (B) will comply in all material respects with the Act; and (iv) the Prospectus does not contain and, as amended or supplemented, if applicable, as of the Closing Date will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement or the Prospectus based upon information relating to any Underwriter furnished to the Company in writing through you expressly for use therein.

     (c) Each preliminary prospectus filed as part of Amendment No. 1 or Amendment No. 2 to the registration statement as originally filed, or filed pursuant to Rule 424 under the Act, when so filed, complied in all material respects with the Act, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in any preliminary prospectus filed as part of the registration statement as originally filed, or filed pursuant to Rule 424 under the Act, based upon information relating to any Underwriter furnished to the Company in writing through you expressly for use therein. The Company acknowledges for all purposes under this Agreement that the statements set forth in the last paragraph of the U.S. and international prospectus front cover pages and under the caption "Underwriting" (other than in the fifth, sixth, seventh and seventeenth paragraphs of such section) constitute the only written information furnished to the Company by any Underwriter expressly for use in the Registration Statement, any preliminary prospectus and the Prospectus.

     (d) Each of the Company and each subsidiary of the Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation and has the corporate power and authority to carry on its business as described in the Prospectus and to own, lease and operate its properties, and each of the Company and its subsidiaries is duly qualified and is in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except in each case where the failure to be in good standing or to be so qualified would not have a Material Adverse Effect (as defined herein). As used herein, the term "subsidiary" has the meaning set forth in Rule 1-02(x) of Regulation S-X. Young & Rubicam L.P. ("YRLP") has been duly organized, is validly existing and in good standing as a limited partnership under the laws of the State of Delaware and has the partnership power and authority to carry on its business as it is currently conducted and to own, lease and operate its properties, and YRLP is duly qualified and is in good standing as a foreign partnership authorized to do business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except where the failure to be in good standing or to be so qualified would not have a Material Adverse Effect. For United States federal income tax purposes, YRLP has been and is currently classified as a partnership, and not as an association taxable as a corporation.

     (e) There are no outstanding subscriptions, rights, warrants, options, calls, convertible securities, commitments of sale or liens granted or issued by the Company or YRLP relating to or entitling any person to purchase or otherwise to acquire any shares of the capital stock of the Company or any partnership interest in YRLP, except as otherwise disclosed in the Registration Statement.

     (f) (i) All the outstanding shares of capital stock of the Company (including the Shares to be sold by the Selling Stockholders, other than the Option Shares (as defined below)) have been duly authorized and validly issued and are fully paid, non-assessable and not subject to any preemptive or similar rights; and (ii) the Option Shares have been duly authorized and on the Closing Date will be validly issued, fully paid and nonassessable and not subject to any preemptive or similar rights.

     (g) All of the outstanding partnership interests in YRLP have been duly authorized and validly issued and are fully paid and non-assessable, and are owned by the Company, directly or indirectly through one or more subsidiaries, free and clear of any security interest, claim, lien, encumbrance or adverse interest of any nature (each, a "Lien") other than Liens securing indebtedness incurred pursuant to the New Credit Facility (as defined in the Prospectus).

     (h) The authorized capital stock of the Company conforms as to legal matters in all material respects to the description thereof contained in the Prospectus.

     (i) Neither the Company nor any of its subsidiaries is (i) in violation of its respective charter, by-laws or partnership agreement, as the case may be, or
(ii) in default in the performance of any obligation, agreement, covenant or condition contained in any indenture, loan agreement, mortgage, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or their respective property is bound, which default in clause (ii) would have a material adverse effect on the business, financial condition or results of operation of the Company and its subsidiaries, taken as a whole (a "Material Adverse Effect").

     (j) The execution and delivery of this Agreement by the Company, the compliance by the Company with all the provisions hereof and the performance by the Company of its obligations hereunder will not (i) require any consent, approval, authorization or other order of, or qualification with, any court or governmental body or agency (except such as have been obtained or may be required under the Act or the securities or Blue Sky laws of the various states), (ii) (x) conflict with or constitute a breach of any of the terms or provisions of, or a default under, the charter or by-laws of the Company, (y) conflict with or constitute a breach of any of the terms or provisions of, or a default under, the organizational documents of YRLP or (z) conflict with or constitute a breach of any of the terms or provisions of, or a default under, any indenture, loan agreement, mortgage, lease or other agreement or instrument to which the Company or YRLP is a party or by which the Company or YRLP or their respective property is bound, which conflict, breach or default would have a Material Adverse Effect, (iii) violate or conflict with any applicable law or any rule, regulation, judgment, order or decree of any court or any governmental body or agency having jurisdiction over the Company, YRLP or their respective property, which violation or conflict would have a Material Adverse Effect or
(iv) result in the suspension, termination or revocation of any Authorization (as defined below) of the Company or YRLP or any other impairment of the rights of the holder of any such Authorization, which suspension, termination, revocation or impairment would have a Material Adverse Effect.

     (k) There are no legal or governmental proceedings pending or, to the knowledge of the Company, threatened to which the Company or YRLP is a party or to which any of their respective property is subject that are required to be described in the Registration Statement or the Prospectus and are not so described; nor are there any statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not so described or filed as required.

     (l) Neither the Company nor any of its subsidiaries has violated any applicable foreign, federal, state or local law or regulation relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), any provisions of the Employee Retirement Income Security Act of 1974, as amended, or any provisions of the Foreign Corrupt Practices Act or the rules and regulations promulgated thereunder, except for such violations which, singly or in the aggregate, would not have a Material Adverse Effect.

     (m) Each of the Company and YRLP has such permits, licenses, consents, exemptions, franchises, authorizations and other approvals (each, an "Authorization") of, and has made all filings with and notices to, all governmental or regulatory authorities and self-regulatory organizations and all courts and other tribunals, including, without limitation, under any applicable Environmental Laws, as are necessary to own, lease, license and operate its respective properties and to conduct its business, except where the failure to have any such Authorization or to make any such filing or notice would not, singly or in the aggregate, have a Material Adverse Effect. Each such Authorization is valid and in full force and effect and each of the Company and YRLP is in compliance with all the terms and conditions thereof and with the rules and regulations of the authorities and governing bodies having jurisdiction with respect thereto; and no event has occurred (including, without limitation, the receipt of any notice from any authority or governing body) which allows or, after notice or lapse of time or both, would allow, revocation, suspension or termination of any such Authorization or results or, after notice or lapse of time or both, would result in any other impairment of the rights of the holder of any such Authorization; and such Authorizations contain no restrictions that are burdensome to the Company or any of its subsidiaries; in each case except as would not have a Material Adverse Effect.

     (n) There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any Authorization, any related constraints on operating activities and any potential liabilities to third parties) which would, singly or in the aggregate, have a Material Adverse Effect.

     (o) This Agreement has been duly authorized, executed and delivered by the Company.

     (p) PricewaterhouseCoopers LLP are independent public accountants with respect to the Company and its subsidiaries as required by the Act.

     (q) The consolidated financial statements included in the Registration Statement and the Prospectus (and any amendment or supplement thereto), together with the related schedule and notes, present fairly in all material respects the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries on the basis stated therein at the respective dates or for the respective periods to which they apply; such statements and the related schedule and notes have been prepared in accordance with United States generally accepted accounting principles consistently applied throughout the periods involved, except as disclosed therein; the supporting schedules, if any, included in the Registration Statement present fairly in accordance with United States generally accepted accounting principles the information required to be stated therein; and the other financial and statistical information and data set forth under the captions "Prospectus Summary - Summary Consolidated Financial Data," "Capitalization" and "Selected Consolidated Financial Data" in the Registration Statement and the Prospectus (and any amendment or supplement thereto) have been accurately derived from such financial statements and the books and records of the Company.

     (r) The Company is not and, after giving effect to the offering and sale of the Shares as described in the Prospectus, will not be, an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

     (s) Except as described in the Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Act with respect to any securities of the Company or to require the Company to include such securities with the Shares registered pursuant to the Registration Statement.

     (t) Since the respective dates as of which information is given in the Prospectus, other than as set forth in the Prospectus, (i) there has not occurred any material adverse change in the condition, financial or otherwise, or the earnings, business, management or operations of the Company and its subsidiaries, taken as a whole, (ii) there has not been any material adverse change in the capital stock or in the long-term debt of the Company or any of its subsidiaries and (iii) neither the Company nor any of its subsidiaries has incurred any material liability or obligation, direct or contingent.

     (u) Each certificate signed by any officer of the Company and delivered to the Underwriters or counsel for the Underwriters hereunder shall be deemed to be a representation and warranty by the Company to the Underwriters as to the matters covered thereby.

     (v) The Company and YRLP own or possess, or can acquire on reasonable terms, all patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names ("intellectual property") referenced or described in the Prospectus as being owned by or licensed to them (it being understood that the Company and its subsidiaries do not own or possess, and do not have the right to acquire, any intellectual property of clients, customers or other third parties that is employed by the Company and its subsidiaries in connection with the business now operated by them) except where the failure to own or possess or otherwise be able to acquire such intellectual property would not, singly or in the aggregate, have a Material Adverse Effect; and neither the Company nor YRLP has received any written notice of infringement of or conflict with asserted rights of others with respect to any of such intellectual property which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.

     (w) The Company and YRLP are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; and neither the Company nor YRLP (i) has received written notice from any insurer or agent of such insurer that substantial capital improvements or other material expenditures will have to be made in order to continue such insurance or (ii) has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers at a cost that would not have a Material Adverse Effect.

     (x) The Company and YRLP have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and YRLP, in each case free and clear of all liens, encumbrances and defects except such as are described in the Prospectus or such as would not result in a Material Adverse Effect; and any real property and buildings held under lease by the Company and YRLP are held by them under valid, subsisting and enforceable leases with such exceptions as would not result in a Material Adverse Effect.

     (y) There is no (i) significant unfair labor practice complaint, grievance or arbitration proceeding pending or threatened against the Company or YRLP before the National Labor Relations Board or any state or local labor relations board, (ii) strike, labor dispute, slowdown or stoppage pending or, to the knowledge of the Company, threatened against the Company or YRLP or (iii) union representation question existing with respect to the employees of the Company and YRLP, except for such actions specified in clause (i), (ii) or (iii) above, which, singly or in the aggregate, would not have a Material Adverse Effect. To the Company's knowledge, no collective bargaining organizing activities are taking place with respect to the Company or YRLP, which would, singly or in the aggregate, have a Material Adverse Effect.

     (z) The Company and YRLP maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

     (aa) All material tax returns required to be filed by the Company and each of its subsidiaries in any jurisdiction have been filed, other than those filings being contested in good faith, and all material taxes, including withholding taxes, penalties and interest, assessments, fees and other charges due pursuant to such returns or pursuant to any assessment received by the Company or any of its subsidiaries have been paid, other than those being contested in good faith and for which adequate reserves have been provided, if required by United States generally accepted accounting principles.

     (bb) No subsidiary of the Company (excluding YRLP), is a "significant subsidiary" within the meaning of Rule 1-02(w) of Regulation S-X.

     SECTION 7. Representations and Warranties of the Selling Stockholders. Each Selling Stockholder, severally and not jointly, represents and warrants to each Underwriter, solely in such Selling Stockholder's capacity as a Selling Stockholder, that:

     (a) Such Selling Stockholder (i) is, and on the Closing Date will be, the lawful owner of the Shares (other than that number of Shares, if any, listed opposite the name of such Selling Stockholder under the heading "Option Shares" in Schedule III hereto (with respect to each Selling Stockholder, such number of Shares is hereinafter referred to as the "Option Shares")) to be sold by such Selling Stockholder pursuant to this Agreement and (ii) owns, and on the Closing Date will own such Shares (other than the Option Shares), free of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever, other than pursuant to the Custody Agreement (as defined below), if any, the Power of Attorney (as defined below), this Agreement and the restrictions on transfer set forth in the Management Voting Trust Agreement and the Stockholders' Agreement, with which such Selling Stockholder is, and on the Closing Date will be, in compliance, and other than any such restriction on transfer, lien, encumbrance, security interest, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter. If any Shares are listed opposite the name of a Selling Stockholder under the heading "Option Shares" in Schedule III hereto, such Selling Stockholder (i) is the holder of an Award Granted to such Selling Stockholder under the Young & Rubicam Holdings Inc. Management Stock Option Plan, as amended (the "Plan") (as such terms are defined therein), with respect to the Option Shares and (ii) pursuant to the Plan and such Selling Stockholder's Stock Option Agreement (as defined in the
Plan), on the Closing Date such Selling Stockholder (A) will be the lawful owner of the Option Shares to be sold by such Selling Stockholder pursuant to this Agreement and (B) will own such Option Shares, in each case subject to the terms of this Agreement, the Custody Agreement and the Power of Attorney, free of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever, other than the restrictions on transfer set forth in the Management Voting Trust Agreement and the Stockholders' Agreement, with which such Selling Stockholder is, and on the Closing Date will be, in compliance, and other than any such restriction on transfer, lien, encumbrance, security interest, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

     (b) Such Selling Stockholder has, and on the Closing Date will have, full legal right, power and authority, and all authorization and approval required by law, (i) to enter into this Agreement, the Letter of Transmittal and Custody Agreement, if any, signed by or on behalf of such Selling Stockholder and The Bank of New York, as Custodian (the "Custody Agreement"), relating to the deposit of the Shares (other than the Option Shares) to be sold by such Selling Stockholder and the Power of Attorney of such Selling Stockholder (the "Power of Attorney") appointing certain individuals as such Selling Stockholder's attorneys-in-fact (with respect to the Y&R Selling Stockholders and the KBM Selling Stockholders, the "Y&R Attorneys," with respect to the H&F Selling Stockholders, the "H&F Attorneys," with respect to BearTel, the "BearTel Attorneys" and collectively the "Attorneys") to the extent set forth therein, relating to the transactions contemplated hereby and by the Registration Statement and the Custody Agreement, if any, and (ii) to sell, assign, transfer and deliver on the Closing Date the Shares to be sold by such Selling Stockholder in the manner provided herein and therein.

     (c) This Agreement has been duly authorized, executed, and delivered by or on behalf of such Selling Stockholder.

     (d) The Custody Agreement, if any, of such Selling Stockholder has been duly authorized, executed and delivered by or on behalf of such Selling Stockholder and is a valid and binding agreement of such Selling Stockholder, enforceable in accordance with its terms.

     (e) The Power of Attorney of such Selling Stockholder has been duly authorized, executed and delivered by such Selling Stockholder and is a valid and binding instrument of such Selling Stockholder, enforceable in accordance with its terms, and pursuant to the applicable Power of Attorney, such Selling Stockholder has, among other things, authorized the applicable Attorneys, or any one of them, to execute and deliver on such Selling Stockholder's behalf this Agreement, in the case of both the Y&R Selling Stockholders and the KBM Selling Stockholders, the Custody Agreement, and, in the case of all Selling Stockholders, any other document that they, or any one of them, may deem necessary or desirable in connection with the transactions contemplated hereby and thereby and to deliver the Shares to be sold by such Selling Stockholder pursuant to this Agreement.

     (f) Upon sale and delivery of and payment for the Shares to be sold by such Selling Stockholder pursuant to this Agreement, the Underwriters will own such Shares, free and clear of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever, other than any such restriction on transfer, lien, encumbrance, security interest, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

     (g) Assuming that the representations and warranties of the Company in
Section 6 hereof are true and accurate in all material respects, the execution and delivery of this Agreement and the Custody Agreement, if any, and Power of Attorney of such Selling Stockholder by or on behalf of such Selling Stockholder, the compliance by such Selling Stockholder with all the provisions hereof and thereof and the performance by such Selling Stockholder of its obligations hereunder and thereunder will not (i) require any consent, approval, authorization or other order of, or qualification with, any court or governmental agency or body (except such as have been obtained or may be required under the Act or the securities or Blue Sky laws of the various states), (ii) conflict with or constitute a breach of any of the terms or provisions of, or a default under, the organizational documents of such Selling Stockholder, if such Selling Stockholder is not an individual, or any indenture, loan agreement, mortgage, lease or other agreement or instrument to which such Selling Stockholder or any spouse of such Selling Stockholder is a party or by which such Selling Stockholder or any spouse or property of such Selling Stockholder is bound or (iii) violate or conflict with any applicable law or any rule, regulation, judgment, order or decree of any court or any governmental body or agency having jurisdiction over such Selling Stockholder or any spouse or property of such Selling Stockholder.

     (h) The information in the Prospectus under the caption "Selling Stockholders" which specifically relates to such Selling Stockholder (consisting of such Selling Stockholder's name and number of shares of Common Stock beneficially owned by such Selling Stockholder both before and after the offering contemplated hereby) will not on the date of the execution of this Agreement or on the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (i) At any time during the period commencing on the first business day after the date of this Agreement and from time to time thereafter for such period as in the reasonable opinion of counsel for the Underwriters a prospectus is required by law to be delivered in connection with sales by an Underwriter or dealer, if there is any change in the information referred to in Section 7(h) above, such Selling Stockholder will promptly notify you and the Company of such change.

     (j) Each certificate signed by or on behalf of such Selling Stockholder and delivered to the Underwriters or counsel for the Underwriters pursuant to
Section 9(e) shall be deemed to be a representation and warranty by such Selling Stockholder, in its capacity as such, to the Underwriters as to the matters covered thereby.

     SECTION 8. Indemnification. (a) The Company agrees to indemnify and hold harmless each Underwriter, its directors, its officers and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Act or
Section 20 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from and against any and all losses, claims, damages, liabilities and judgments (including, without limitation, any reasonable legal or other expenses incurred in connection with investigating or defending any matter, including any action, that could give rise to any such losses, claims, damages, liabilities or judgments) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), the Prospectus (or any amendment or supplement thereto) or any preliminary prospectus filed as part of the registration statement as originally filed or as part of any amendment thereto or filed pursuant to Rule 424 under the Act ("Preliminary Prospectus"), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or judgments are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished in writing to the Company through you expressly for use therein, provided, however, that the foregoing indemnity agreement with respect to any Preliminary Prospectus shall not inure to the benefit of any Underwriter, any director or officer of any Underwriter or any person, if any, who controls any Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act to the extent such Underwriter failed to deliver a Prospectus (as then amended or supplemented, provided by the Company to the several Underwriters in the requisite quantity and on a timely basis to permit proper delivery on or prior to the Closing Date) to the person asserting any losses, claims, damages, liabilities and judgments caused by any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if such material misstatement or omission or alleged material misstatement or omission was cured in such Prospectus.

     (b) The Company agrees to indemnify and hold harmless each Selling Stockholder, its directors, its officers and each person, if any, who controls any Selling Stockholder within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages, liabilities and judgments (including, without limitation, any reasonable legal or other expenses incurred in connection with investigating or defending any matter, including any action, that could give rise to any such losses, claims, damages, liabilities or judgments) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), the Prospectus (or any amendment or supplement thereto) or any Preliminary Prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading except insofar as such losses, claims, damages, liabilities or judgments are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Selling Stockholder furnished in writing to the Company by such Selling Stockholder expressly for use therein.

     (c) Each of the Selling Stockholders, severally and not jointly, agrees to indemnify and hold harmless each Underwriter, its directors, its officers and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages, liabilities and judgments (including, without limitation, any reasonable legal or other expenses incurred in connection with investigating or defending any matter, including any action, that could give rise to any such losses, claims, damages, liabilities or judgments) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), the Prospectus (or any amendment or supplement thereto) or any Preliminary Prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with respect to losses, claims, damages, liabilities and judgments caused by an untrue statement or omission or alleged untrue statement or omission based on information relating to such Selling Stockholder furnished in writing by or on behalf of such Selling Stockholder expressly for use in the Prospectus.

     (d) Each of the Selling Stockholders, severally and not jointly, agrees to indemnify and hold harmless the Company, its directors, its officers and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages, liabilities and judgments (including, without limitation, any legal or other expenses incurred in connection with investigating or defending any matter, including any action, that could give rise to any such losses, claims, damages, liabilities or judgments) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), the Prospectus (or any amendment or supplement thereto) or any Preliminary Prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with respect to losses, claims, damages, liabilities and judgments caused by an untrue statement or omission or alleged untrue statement or omission based on information relating to such Selling Stockholder furnished in writing by or on behalf of such Selling Stockholder expressly for use in the Prospectus.

     (e) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers, each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, each Selling Stockholder and each person, if any, who controls such Selling Stockholder within the meaning of Section 15 of the Act or
Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter but only with reference to information relating to such Underwriter furnished in writing to the Company through you expressly for use in the Registration Statement (or any amendment thereto), the Prospectus (or any amendment or supplement thereto) or any Preliminary Prospectus.

     (f) In case any action shall be commenced involving any person in respect of which indemnity may be sought pursuant to Sections 8(a), 8(b), 8(c), 8(d) or 8(e) (the "indemnified party"), the indemnified party shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party shall assume the defense of such action, including the employment of counsel reasonably satisfactory to the indemnified party and the payment of all reasonable fees and expenses of such counsel, as incurred (except that in the case of any action in respect of which indemnity may be sought pursuant to Sections 8(a), 8(b), 8(c), 8(d) and 8(e), the Underwriter shall not be required to assume the defense of such action pursuant to this Section 8(f), but may employ separate counsel and participate in the defense thereof, but the fees and expenses of such counsel, except as provided below, shall be at the expense of such Underwriter). Any indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the indemnified party unless (i) the employment of such counsel shall have been specifically authorized in writing by the indemnifying party, (ii) the indemnifying party shall have failed to assume the defense of such action or employ counsel reasonably satisfactory to the indemnified party or (iii) the named parties to any such action (including any impleaded parties) include both the indemnified party and the indemnifying party, and the indemnified party shall have been advised by such counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party (in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of the indemnified party). In any such case, the indemnifying party shall not, in connection with any one action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for (i) the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for all Underwriters, their officers and directors and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act, (ii) the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for (x) the Company, its directors, its officers and all persons, if any, who control the Company within the meaning of either such Section and (y) the Y&R Selling Stockholders and the KBM Selling Stockholders, (iii) the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for BearTel and all persons, if any, who control BearTel within the meaning of either such Section, and (iv) the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for any H&F Selling Stockholders and all persons, if any, who control any H&F Selling Stockholder within the meaning of either such Section, and all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriters, their officers and directors and such control persons of any Underwriters, such firm shall be designated in writing by Bear, Stearns & Co. Inc. In the case of any such separate firm for the Company and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. In the case of any such separate firm for the H&F Selling Stockholders and such control persons of any H&F Selling Stockholders, such firm shall be designated in writing by the Attorneys. The indemnifying party shall indemnify and hold harmless the indemnified party from and against any and all losses, claims, damages, liabilities and judgments by reason of any settlement of any action (i) effected with its written consent or
(ii) effected without its written consent if the settlement is entered into more than twenty business days after the indemnifying party shall have received a written request from the indemnified party for reimbursement for the fees and expenses of counsel (in any case where such fees and expenses are at the expense of the indemnifying party) and, prior to the date of such settlement, the indemnifying party shall have failed to comply with such reimbursement request. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened action in respect of which the indemnified party is or could have been a party and indemnity or contribution may be or could have been sought hereunder by the indemnified party, unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability on claims that are or could have been the subject matter of such action and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of the indemnified party.

     (g) To the extent the indemnification provided for in this Section 8 is unavailable (other than in accordance with the terms hereof) to an indemnified party or insufficient in respect of any losses, claims, damages, liabilities or judgments referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and judgments (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Shares or (ii) if the allocation provided by clause 8(g)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(g)(i) above but also the relative fault of the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or judgments, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand shall be deemed to be in the same respective proportion as the total net proceeds from the offering (after deducting underwriting discounts and commissions, but before deducting expenses) received by all Selling Stockholders and the total underwriting discounts and commissions received by the Underwriters, bear to the total price to the public of the Shares, in each case as set forth on the cover page of the Prospectus. The relative benefits received by each Selling Stockholder on the one hand and the Underwriters on the other hand shall be deemed to be in the same respective proportion as the total net proceeds from the offering (after deducting underwriting discounts and commissions, but before deducting expenses) received by such Selling Stockholder, and the total underwriting discounts and commissions received by the Underwriters, bear to the total price to the public of the Shares, in each case as set forth on the cover page of the Prospectus. The relative fault of the Company, the Selling Stockholders and the Underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the respective Selling Stockholders on the one hand or the Underwriters on the other hand and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

     The Company, the Selling Stockholders and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8(g) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or judgments referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any reasonable legal or other expenses incurred by such indemnified party in connection with investigating or defending any matter, including any action, that could have given rise to such losses, claims, damages, liabilities or judgments. Notwithstanding the provisions of this
Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations to contribute pursuant to this Section 8(g) are several in proportion to the respective number of Shares purchased by each of the Underwriters hereunder and not joint. The respective obligations of the Selling Stockholders to contribute pursuant to this Section 8(g) are several in proportion to the respective number of Shares sold by each Selling Stockholder hereunder and not joint.

     (h) Notwithstanding anything in this Agreement to the contrary, the maximum aggregate liability of any Selling Stockholder pursuant to this Section 8 shall be limited to an amount equal to the gross proceeds (after deducting underwriting discounts and commissions but before deducting expenses) received by such Selling Stockholder from the Underwriters for the sale of the Shares sold by such Selling Stockholder hereunder (with respect to each Selling Stockholder, such amount is referred to as the "Selling Stockholder Proceeds").

     (i) The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity. The provisions of this Section 8 shall supersede the provisions of Article 5 of the Registration Rights Agreement (as defined in the Prospectus) with respect to the offer and sale of the Shares by the Selling Stockholders provided that the remaining provisions of the Registration Rights Agreement shall remain in full force and effect.

     (j) Each Y&R Selling Stockholder and each KBM Selling Stockholder hereby designates Young & Rubicam Inc., 285 Madison Avenue, New York, New York 10017, as its authorized agent, upon which process may be served in any action which may be instituted in any state or federal court in the State of New York by any Underwriter, any director or officer of any Underwriter or any person controlling any Underwriter asserting a claim for indemnification or contribution under or pursuant to this Section 8, and each Y&R Selling Stockholder and each KBM Selling Stockholder will accept the jurisdiction of such court in such action, and waives, to the fullest extent permitted by applicable law, any defense based upon lack of personal jurisdiction or venue. A copy of any such process shall be sent or given to such Y&R Selling Stockholder and such KBM Selling Stockholder, at the address for notices specified in
Section 13 hereof. Each H&F Selling Stockholder hereby designates H&F Investors III, Inc., One Maritime Plaza, San Francisco, California 94111 , as its authorized agent, upon which process may be served in any action which may be instituted in any state or federal court in the State of New York by any Underwriter, any director or officer of any Underwriter or any person controlling any Underwriter asserting a claim for indemnification or contribution under or pursuant to this Section 8, and each H&F Selling Stockholder will accept the jurisdiction of such court in such action, and waives, to the fullest extent permitted by applicable law, any defense based upon lack of personal jurisdiction or venue. A copy of any such process shall be sent or given to such H&F Selling Stockholder, at the address for notices specified in Section 13 hereof. BearTel hereby designates Bear, Stearns & Co. Inc., 245 Park Ave., New York, New York 10167, as its authorized agent, upon which process may be served in any action which may be instituted in any state or federal court in the State of New York by any Underwriter, any director or officer of any Underwriter or any person controlling any Underwriter asserting a claim for indemnification or contribution under or pursuant to this Section 8, and BearTel will accept the jurisdiction of such court in such action, and waives, to the fullest extent permitted by applicable law, any defense based upon lack of personal jurisdiction or venue. A copy of any such process shall be sent or given to BearTel, at the address for notices specified in Section 13 hereof.

     SECTION 9. Conditions of Underwriters' Obligations. The several obligations of the Underwriters to purchase the Firm Shares under this Agreement are subject to the satisfaction of each of the following conditions:

     (a) All the representations and warranties of the Company contained in this Agreement shall be true and correct on the Closing Date with the same force and effect as if made on and as of the Closing Date.

     (b) If the Company is required to file a Rule 462(b) Registration Statement after the effectiveness of this Agreement, such Rule 462(b) Registration Statement shall have become effective by 10:00 P.M., New York City time, on the date of this Agreement (or by 9:30 A.M., New York City time on the day following the date of this Agreement); and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been commenced or shall be pending before the Commission.

     (c) You shall have received on the Closing Date a certificate dated the Closing Date, signed by Peter A. Georgescu and Michael J. Dolan, in their capacities as the Chairman of the Board and Chief Executive Officer and Vice Chairman and Chief Financial Officer of the Company, respectively, confirming the matters set forth in Sections 6(t) and 9(a) and that the Company has complied with all of the agreements and satisfied all of the conditions herein contained and required to be complied with or satisfied by the Company on or prior to the Closing Date.

     (d) Since the respective dates as of which information is given in the Prospectus, other than as set forth in the Prospectus (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), (i) there shall not have occurred any change in the condition, financial or otherwise, or the earnings, business, management or operations of the Company and its subsidiaries, taken as a whole, and (ii) there shall not have been any change in the capital stock or in the long-term debt of the Company and its subsidiaries, taken as a whole, and (iii) neither the Company nor any of its subsidiaries shall have incurred any liability or obligation, direct or contingent, the effect of which, in any such case described in clause 9(d)(i), 9(d)(ii) or 9(d)(iii), in your judgment, is material and adverse and, in your judgment, makes it impracticable to market the Shares on the terms and in the manner contemplated in the Prospectus.

     (e) All the representations and warranties of each Selling Stockholder contained in this Agreement shall be true and correct on the Closing Date with the same force and effect as if made on and as of the Closing Date and you shall have received on the Closing Date a certificate dated the Closing Date executed by an Attorney pursuant to the Power of Attorney on behalf of each Selling Stockholder to such effect and to the effect that such Selling Stockholder has complied with all of the agreements and satisfied all of the conditions herein contained and required to be complied with or satisfied by such Selling Stockholder on or prior to the Closing Date.

     (f) You shall have received on the Closing Date (i) an opinion, dated the Closing Date, of Cleary, Gottlieb, Steen & Hamilton, counsel for the Company, to the effect set forth in Appendix A hereto and (ii) an opinion, dated the Closing Date, of the General Counsel or Senior Vice President, Legal Counsel, for the Company, to the effect set forth in Appendix B hereto.

     (g) You shall have received on the Closing Date an opinion, dated the Closing Date, of Wachtell, Lipton, Rosen & Katz, counsel for the H&F Selling Stockholders, to the effect set forth in Appendix C hereto.

     (h) You shall have received on the Closing Date an opinion, dated the Closing Date, of Mark E. Lehman, counsel for BearTel, to the effect set forth in Appendix D hereto.

     (i) You shall have received on the Closing Date an opinion, dated the Closing Date, of Reboul, MacMurray, Hewitt, Maynard & Kristol, counsel for Wand/CMS Investments I L.P., Wand/CMS Investments II L.P., Wand/CMS Investments III L.P., Wand CMS Investments IV L.P., Wand Equity Portfolio II L.P. and Wand Affiliates Fund L.P. (collectively, the "Wand Partnerships"), to the effect set forth in Appendix E hereto.

     (j) You shall have received on the Closing Date an opinion, dated the Closing Date, of Nelson Mullins Riley & Scarborough L.L.P., counsel for certain KBM Selling Stockholders, to the effect set forth in Appendix F hereto.

     (k) You shall have received on the Closing Date an opinion, dated the Closing Date, of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Underwriters, substantially to the effect set forth in Sections 6(b)(i), 6(b)(ii), 6(b)(iii), 6(b)(iv), and 6(o) herein.

     (l) You shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to you, from PricewaterhouseCoopers LLP, independent public accountants, containing the information and statements of the type ordinarily included in accountants' "comfort letters" to Underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus.

     (m) The Company and each entity listed on Schedule VI hereto shall have delivered to you the agreements of the trustees of the Management Voting Trust and such entities, respectively, specified in Section 2 hereof which agreements shall be in full force and effect on the Closing Date.

     (n) The Shares shall have been duly listed, subject to official notice of issuance, on the NYSE.

     (o) You shall have received on the Closing Date, a certificate of each Selling Stockholder who is not a U.S. Person (as defined under applicable U.S. federal tax legislation) to the effect that such Selling Stockholder is not a U.S. Person, which certificate may be in the form of a properly completed and executed United States Treasury Department Form W-8 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof).

     The several obligations of the Underwriters to purchase any Additional Shares hereunder are subject to the delivery to the Representatives on the applicable Option Closing Date of such documents as they may reasonably request with respect to the good standing of the Company, a certificate to the effect set forth in Section 9(c) dated the applicable Option Closing Date, an opinion of Cleary, Gottlieb, Steen & Hamilton to the effect set forth in paragraph 3 of Appendix A, an opinion of Wachtell, Lipton, Rosen & Katz to the effect set forth in paragraph 5 of Appendix C and an opinion of BearTel counsel to the effect set forth in paragraph 5 of Appendix D.

     SECTION 10. Effectiveness of Agreement and Termination. This Agreement shall become effective upon the execution and delivery of this Agreement by the parties hereto.

     This Agreement may be terminated at any time on or prior to the Closing Date by you by written notice to the Company if any of the following has occurred: (i) any outbreak or escalation of hostilities or other national or international calamity or crisis or change in economic conditions or in the financial markets of the United States or elsewhere that, in your judgment, is material and adverse and, in your judgment, makes it impracticable to market the Shares on the terms and in the manner contemplated in the Prospectus, (ii) the suspension or material limitation of trading in securities or other instruments on the New York Stock Exchange, the American Stock Exchange, the Chicago Board of Options Exchange, the Chicago Mercantile Exchange, the Chicago Board of Trade or the Nasdaq National Market or limitation on prices for securities or other instruments on any such exchange or the Nasdaq National Market, (iii) the suspension of trading of any securities of the Company on any exchange or in the over-the-counter market, (iv) the enactment, publication, decree or other promulgation of any federal or state statute, regulation, rule or order of any court or other governmental authority which in your opinion materially and adversely affects, or will materially and adversely affect, the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or (v) the declaration of a banking moratorium by either federal or New York State authorities or the taking of any action by any federal, state or local government or agency in respect of its monetary or fiscal affairs which in your opinion has a material adverse effect on the financial markets in the United States.

     If on the Closing Date or on an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase the Firm Shares or Additional Shares, as the case may be, which it has or they have agreed to purchase hereunder on such date and the aggregate number of Firm Shares or Additional Shares, as the case may be, which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the total number of Firm Shares or Additional Shares, as the case may be, to be purchased on such date by all Underwriters, each non-defaulting Underwriter shall be obligated severally, in the proportion which the number of Firm Shares set forth opposite its name in Schedule I and Schedule II bears to the total number of Firm Shares which all the non-defaulting Underwriters have agreed to purchase, or in such other proportion as you may specify, to purchase the Firm Shares or Additional Shares, as the case may be, which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares which any Underwriter has agreed to purchase pursuant to Section 2 hereof be increased pursuant to this Section 10 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter. If on the Closing Date any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased by all Underwriters and arrangements satisfactory to you, the Company and the H&F Selling Stockholders for purchase of such Firm Shares are not made within 48 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter, the Company or the Selling Stockholders. In any such case which does not result in termination of this Agreement, either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement and the Prospectus or any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase such Additional Shares or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase on such date in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of any such Underwriter under this Agreement.

     SECTION 11. Agreements of the Selling Stockholders. Each Selling Stockholder, severally and not jointly, agrees with you and the Company, whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all reasonable expenses incident to the performance of the Selling Stockholders' obligations under this Agreement, including: (i) the fees, disbursements and expenses of any Selling Stockholder's counsel in connection with the registration and delivery of the Shares under the Act, (ii) all costs and expenses related to the transfer and delivery of the Firm Shares to the Underwriters, including any transfer or other taxes payable thereon, and (iii) all other costs and expenses incident to the performance of the obligations of the Selling Stockholders hereunder for which provision is not otherwise made in this Section. The provisions of this Section shall not supersede or otherwise affect any separate agreement that the Company and any Selling Stockholders may have for allocation of such expenses among themselves.

     SECTION 12. Miscellaneous. Notices given pursuant to any provision of this Agreement shall be addressed as follows: (i) if to the Company, to Young & Rubicam Inc., 285 Madison Avenue, New York, New York 10017, Attention: General Counsel, (ii) if to the Y&R Selling Stockholders or to the KBM Selling Stockholders, to Michael J. Dolan, Stephanie W. Abramson or Mark T. McEnroe, as Y&R Attorneys, c/o Young & Rubicam Inc., 285 Madison Avenue, New York, New York 10017, (iii) if to the H&F Selling Stockholders, to Philip U. Hammarskjold and Matthew R. Barger, as H&F Attorneys, c/o H&F Investors III, Inc., One Maritime Plaza, San Francisco, California 94111, (iv) if to BearTel, to Stephen M. Parish, Scott P. Scharfman, and Davies B. Beller, as BearTel Attorneys, c/o Bear, Stearns & Co. Inc., 245 Park Ave., New York, New York 10167, and (v) if to any Underwriter or to you, to you c/o Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167, Attention: Syndicate Department, or in any case to such other address as the person to be notified may have requested in writing.

     The respective indemnities, contribution agreements, representations, warranties and other statements of the Company, the Selling Stockholders and the several Underwriters set forth in or made pursuant to this Agreement shall remain operative and in full force and effect, and will survive delivery of and payment for the Shares, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the officers or directors of any Underwriter, any person controlling any Underwriter, the Company, the officers or directors of the Company, any person controlling the Company, any Selling Stockholder or any person controlling such Selling Stockholder, acceptance of the Shares and payment for them hereunder and termination of this Agreement.

     If for any reason the Shares are not delivered by or on behalf of any Selling Stockholders as provided herein (other than as a result of any termination of this Agreement pursuant to Section 10 or breach of this Agreement by any Underwriter), the Company, the H&F Selling Stockholders and BearTel agree severally and not jointly, to reimburse the several Underwriters for all out-of-pocket expenses (including the reasonable fees and disbursements of counsel) incurred by them in proportion to the number of shares to be sold by
(i) the Y&R Selling Stockholders and the KBM Selling Stockholders, (ii) the H&F Selling Stockholders and (iii) BearTel, respectively. Notwithstanding any termination of this Agreement, the Company shall be liable for all expenses which it has agreed to pay pursuant to Section 5(h) hereof.

     Each Y&R Selling Stockholder's liability and each KBM Selling Stockholder's liability for the breach of the representations and warranties of such Y&R Selling Stockholder and such KBM Selling Stockholder in or pursuant to Section 7(a) is not limited under this Agreement. Notwithstanding the foregoing, the aggregate liability of any Y&R Selling Stockholder and any KBM Selling Stockholder for the breach of any representations and warranties of such Y&R Selling Stockholder or such KBM Selling Stockholder in or pursuant to Sections 7(b), (c), (d), (e), (f), (g), (h), (i) and (j) shall be limited to such Y&R Selling Stockholder's Selling Stockholder Proceeds or such KBM Selling Stockholder's Selling Stockholder Proceeds. In the event that the losses, claims, damages, liabilities or judgments relating to the breach by any Y&R Selling Stockholder or any KBM Selling Stockholder of any representations and warranties of such Y&R Selling Stockholder or such KBM Selling Stockholder in or pursuant to Sections 7(b), (c), (d), (e), (f), (g), (h), (i) and (j) exceeds the Selling Stockholder Proceeds for such Y&R Selling Stockholder or such KBM Selling Stockholder, the Company agrees that it shall be wholly liable for such excess amount. Solely with respect to each Y&R Selling Stockholder and each KBM Selling Stockholder, the Company hereby makes to each Underwriter the representations and warranties made by each such Y&R Selling Stockholder and such KBM Selling Stockholder in Sections 7(b), (c), (d), (e), (f), (g), (h), (i) and (j), inclusive.

     Except as otherwise provided, this Agreement has been and is made solely for the benefit of and shall be binding upon the Company, the Selling Stockholders, the Underwriters, the Underwriters' directors and officers, any controlling persons referred to herein, the Company's directors and the Company's officers who sign the Registration Statement and their respective successors and assigns, all as and to the extent provided in this Agreement, and no other person shall acquire or have any right under or by virtue of this Agreement. The term "successors and assigns" shall not include a purchaser of any of the Shares from any of the several Underwriters merely because of such purchase.

     This Agreement shall be governed and construed in accordance with the laws of the State of New York.

     This Agreement may be signed in various counterparts which together shall constitute one and the same instrument.

Please confirm that the foregoing correctly sets forth the agreement among the Company, the Selling Stockholders and the several Underwriters.

                     Very truly yours,


                     YOUNG & RUBICAM INC.


                     By:

                          Name:
                         Title:




                     THE Y&R SELLING STOCKHOLDERS NAMED IN SCHEDULE III(a) HERETO, ACTING SEVERALLY

                     By:
                         Attorney-in-fact


                     THE KBM SELLING STOCKHOLDERS NAMED IN SCHEDULE III(b) HERETO, ACTING SEVERALLY

                     By:
                         Attorney-in-fact

                     THE H&F SELLING STOCKHOLDERS NAMED IN SCHEDULE IV(a) HERETO, ACTING SEVERALLY

                     By:
                         Attorney-in-fact


                     BEARTEL CORP

                     By:
                           Attorney-in-fact

BEAR, STEARNS & CO. INC.
DONALDSON, LUFKIN & JENRETTE
  SECURITIES CORPORATION
GOLDMAN, SACHS & CO.
ING BARING FURMAN SELZ LLC
MORGAN STANLEY & CO. INCORPORATED
SALOMON SMITH BARNEY INC.

Acting severally on behalf of themselves and the several U.S. Underwriters named in Schedule I hereto

By BEAR, STEARNS & CO. INC.

   By:
         Name:
         Title:


BEAR, STEARNS INTERNATIONAL LIMITED
CAZENOVE & CO.
DONALDSON, LUFKIN & JENRETTE
   INTERNATIONAL
GOLDMAN SACHS INTERNATIONAL
ING BARINGS LTD. AS AGENT FOR ING
   BANK N.V., LONDON BRANCH
MORGAN STANLEY & CO. INTERNATIONAL LIMITED
SALOMON BROTHERS INTERNATIONAL LIMITED

Acting severally on behalf of
  themselves and the several
  International Managers named
  in Schedule II hereto

By  BEAR, STEARNS INTERNATIONAL LIMITED

   By
         Name:
         Title:

                                   SCHEDULE I



                                                            Number of Firm
                  Underwriters                          Shares to be Purchased
                  ------                          ----------------------

Bear, Stearns & Co. Inc.                                      3,000,000
Donaldson, Lufkin & Jenrette Securities Corporation           3,000,000
Goldman, Sachs & Co.                                          1,500,000
ING Baring Furman Selz LLC                                    1,500,000
Morgan Stanley & Co. Incorporated                             1,500,000
Salomon Smith Barney Inc.                                     1,500,000
Total                                                        12,000,000

                                   SCHEDULE II




                                                     Number of Firm
                  Underwriters                   Shares to be Purchased
                  ------------                   ----------------------
Bear, Stearns International Limited                     600,000
Cazenove & Co.                                          600,000
Donaldson, Lufkin & Jenrette International              600,000
Goldman Sachs International                             300,000
ING Barings Ltd. as agent for ING Bank N.V.,            300,000
London Branch
Morgan Stanley & Co. International Limited              300,000
Salomon Brothers International Limited                  300,000

Total                                                  3,000,000

                                  Schedule 1

                            Y&R SELLING STOCKHOLDERS

                                                              Number of Firm
                                                            Shares Being Sold
                                           Number of Firm    That Constitute
Name                                    Shares Being Sold     Option Shares
----                                    -----------------     -------------

Stephanie W. Abramson                          45,400                  0

Stuart Agres                                   40,000                  0

Stephen S. Aiello                              20,672                  0

Stig Albinus                                   10,000                  0

Jean-Marc Bara                                 35,588                  0

Bernard Barnett                                 1,050              1,050

Stephen Baum                                    3,120                  0

Kimberly Bealle                                20,000                  0

Martin Beck                                    33,915             33,915

Urs Beer                                       25,000                  0

Jed Beitler                                    11,225             11,225

Theodore A. Bell                               60,000                  0

Thomas D. Bell, Jr.                           130,891                  0

Tom Benelli                                     7,000              7,000

Thomas Blach                                   19,050             19,050

June Blocklin                                  10,225                  0

Rene Boender                                   24,312             14,400

Bonnie Bohne                                   30,000                  0

Etienne Boisrond                               33,750                  0

William Borrelle                                1,841                  0

Tiemen Bosma                                   40,000                  0

Heinz-Georg Brands                             22,712                  0

Craig Branigan                                 46,446                  0

Howard Breen                                    3,090              3,090

Jane Brite                                     99,810                  0

T. J. Broadbent                                15,500             15,500

David Butter                                   24,465             24,465

Ignacio Cabezon                                10,720                  0

Patricia Cafferata                             16,000                  0

Roger Chiocchi                                 14,191             14,191

Ira Chynsky                                    13,750                  0

Michael Claes                                   7,500                  0

Neil Clark                                     23,481                  0

Don Cogman                                     61,601             61,601

Thomas Coleman                                  2,300                  0

Janet Coombs                                   16,428             11,262

David Coronna                                   6,000              6,000

Jose Maria Costa                               12,000                  0

Massimo Costa                                  11,110                  0

Charles Courtier                               10,000             10,000

Michael Cozens                                 20,000             20,000

Dominique Damato                               15,000             15,000

Donald H. Davis                                19,080                  0

Ferdinand de Bakker                            60,000                  0

Pierre de Roualle                              25,000             25,000

Jerome Dean                                    18,000                  0

Joseph E. Dedeo                               134,172                  0

Lawrence Deutsch                               19,660             17,245

Shelley Diamond                                13,314                  0

Michael J. Dolan                               41,926                  0

Terry Dukes                                     6,150              6,150

Daryl Elliott                                  20,885             20,885

Daisy Exposito                                 26,953             24,031

Michael Faems                                  20,440                  0

Charles P. Farley                               2,100                  0

Peter Farnell-Watson                           14,494                  0

John Fenton                                     6,500                  0

Ian Ferguson Brown                              2,250                  0

Patrick Ford                                    6,055              6,055

Richard Ford                                    7,500              7,500

Clark J. Frankel                               30,000                  0

Volker Franz                                   16,385             16,385

Eric Fredericks                                80,000                  0

John Frew                                       6,030              6,030

Enrico Gervasi                                 12,033                  0

Christopher Grabenstein                        10,188             10,188

William Green                                  10,000                  0

David E. Greene                                 5,000                  0

Victor Gutierrez                               27,145                  0

Cynthia Hampton                                10,000             10,000

Tom Hansen                                      2,000              2,000

Peter Harleman                                 16,000                  0

Fred Hawrysh                                    5,000              5,000

Jan Hedquist                                   36,522             36,522

Per Heggenes                                   17,451             17,451

Stefan Himpe                                    3,000                  0

Toby Hoare                                     55,000             55,000

Barry Hoffman                                   6,800                  0

Charles Hollenkamp                              3,000                  0

James W. Hood                                  45,000                  0

Penny Hooper                                   14,000                  0

Roseanne Horn                                  12,675                  0

Peter Horovitz                                 32,828             32,828

Richard Hosp                                   30,000                  0

Eric Garrison Hoyt                              7,670              7,670

Brian Hubbard                                   5,000                  0

Jeff Hunt                                      17,014             17,014

Gigliola Ibba                                  21,000                  0

Robert Igiel                                   52,170             52,170

Barbara Jack                                  178,560            116,273

Paal Marius Jebsen                             11,085             11,085

William Johnston                               19,185              5,000

James Kaplove                                   4,000              4,000

Mary Ellen Kenny                               14,796                  0

Kevin King                                     25,000             25,000

Edna Kissmann                                  21,500                  0

Jackie Koh                                     27,535             27,535

Christopher Komisarjevsky                      22,557             22,557

Satish Korde                                   96,727                  0

Philippe Krakowsky                              7,375                  0

Ingo Krauss                                   162,000                  0

Kurt Krauss                                     3,120                  0

Stephanie Kugelman                             57,011                  0

Mitchell Kurz                                 356,000                  0

Jay Kushner                                    11,994                  0

Marta La Rock                                  15,000             15,000

Jean-Paul Lafaye                               64,400             45,000

Timothy Laing                                  25,000             25,000

Robert Lallamant                               19,566                  0

Kevin Lavan                                     9,000                  0

Mark Levine                                    15,219                  0

Marco Lombardi                                 16,680                  0

Bennett R. Machtiger                            6,450                  0

Duncan Mackinnon                                7,000              7,000

John F. Maltese                                13,575             13,575

Helmut Matthies                               174,503                  0

Martin Maurice                                 16,000                  0

Robert M. McDuffey                             10,506             10,506

John P. McGarry, Jr.                          309,706                  0

Austin McGhie                                  22,875             22,875

David McLean                                   31,853              8,519

Gordon McLean                                  11,955             11,955

Bert Meerstadt                                 14,440                  0

William C. Melzer                              73,300             73,300

Diane Meskill-Spencer                          27,195                  0

Craig Middleton                                34,700                  0

David Minear                                   40,000             40,000

Dominique Missoffe                             15,474                  0

Fernan Montero                                158,000                  0

Fred Moolhuijsen                               15,000                  0

Frans Mootz                                    26,622                  0

John Morris                                    11,519             11,519

Janice Muniz                                   17,400             17,400

Bruce S. Nelson                                28,250                  0

Charles G. Newton, Jr.                          3,600                  0

Lori Nicholson                                 10,000                  0

Lars Nordstrom                                 13,050             13,050

Laurie Null                                    10,850             10,850

Hans Ohman                                     13,050             13,050

Steve Oroho                                    59,010                  0

Stewart Owen                                   33,054                  0

Santiago Alonso Paniagua                       38,715             24,465

Manuel Perez                                   40,704                  0

Diane Perlmutter                                8,035                  0

Graham Phillips                                40,000                  0

Dan Plouffe                                     3,300                  0

Tim Pollak                                    264,000                  0

Michael Porter                                  2,500              2,500

William A. Power                               42,000                  0

Tom Pratt                                       6,385              6,385

Joerg Puphal                                    9,745              6,960

John E. Putnam                                  9,172              9,172

Matthias Quadflieg                              1,484              1,484

Serge Rancourt                                121,895                  0

Sheila Raviv                                   20,000                  0

Courtney Reeser                                10,017             10,017

Ken Rietz                                      31,000             31,000

Jorg Rindlisbacher                             19,500                  0

Jorge Rodriguez                                 1,755                  0

Robert Rosiek                                   2,170                  0

John J. Ross                                   10,000             10,000

Maggie Ross                                     4,000                  0

James Rossman                                  38,580                  0

Seith Rothstein                                33,915                  0

Alain Rousset                                  55,352             55,352

Amy Rubenstein                                 14,736                  0

Nicholas Rudd                                  39,132                  0

Cas Saeys                                      27,465                  0

Michael Samet                                  77,136                  0

John Sanders                                  112,435            112,435

Chris Savage                                   52,000             52,000

Matthew Schetlick                               8,185                  0

Angelika Schug                                  3,400              3,400

Gertrude Schutz                                11,217              6,000

Tom Schwartz                                    3,500                  0

James Scielzo                                  23,052             23,052

Steve Seyferth                                 17,300             17,300

Keith Sharp                                    14,194              8,352

Jessie Shaw                                    10,000             10,000

Alan Sheldon                                  116,310                  0

Thomas Shortlidge                              44,000                  0

Richard Sinreich                                7,695                  0

Robert Sive                                    13,236             13,236

Barbara Smith                                  10,000                  0

Sylvia Soler                                    5,000                  0

Linda Srere                                    50,000                  0

Christoph Stadeler                             85,705                  0

Stanley Stefanski                             160,642            111,675

Peter Steigrad                                  8,000              8,000

Debra Stern-Marrone                            10,000                  0

Peter Stringham                                 7,672                  0

John Swan                                      28,000                  0

Jane Talcott                                    5,217                  0

Charlee Taylor-Hines                            7,500              7,500

Lars Thalen                                    16,000             10,440

Clay Timon                                     85,088             85,088

Alan Vandermolen                               33,390             33,390

John Vanderzee                                 39,132             39,132

Edward H. Vick                                130,567                  0

Marvin Waldman                                 25,305              1,176

Paula Waters                                   10,000             10,000

Charles Webre                                  55,656             55,656

Gus Weill                                      13,560             13,560

Robert Wells                                   12,500                  0

Anders Wester                                  22,965                  0

Bruno Widmer                                   40,000                  0

James Williams                                 16,000             16,000

Allan Winneker                                 44,487              5,937

Bob Wyatt                                       2,500                  0

Kenneth Yagoda                                 13,116                  0

Joanne Zaiac                                   27,629                  0

Michael Zeigler                                 2,900              2,900

Total                                        6,858,528          1,996,486

                                   Schedule 2

                                KBM STOCKHOLDERS


                                                              Number of Firm
                                                            Shares Being Sold
                                           Number of Firm    That Constitute
Name                                     Shares Being Sold    Option Shares
----                                     -----------------    -------------

207 Ventures, LLC                              14,652                  0

Wand Affiliates Fund L.P.                         567                  0

Wand Equity Portfolio II L.P.                  56,201                  0

Wand/CMS Investments I                         56,556                  0

Wand/CMS Investments II                        19,340                  0

Wand/CMS Investments III                       33,595                  0

Wand/CMS Investments IV                        62,883                  0

Tom Benedict                                       46                  0

Bertrand Billiot                                  164                  0

Todd Board                                        790                  0

Ret Boney                                         703                  0

Joe Branch                                        164                  0

Clifton J. Brayshaw                               181                  0

Thomas V. Butta                                 6,550                  0

Marti Campbell                                     46                  0

Shawn Cheston                                      94                  0

Thomas A. Cook                                    697                  0

Steve Cureton                                      74                  0

Dave Dietrich                                      37                  0

Beryle P. Faier                                 1,814                  0

Susan D. Faulk                                  7,256                  0

Joseph Ficarra  III                               871                  0

Wilfer Garcia                                     232                  0

M. Peggy R. Garner                                144                  0

Wayne Gibbons                                     164                  0

Roger L. Hackman                               80,586                  0

Billy R. Howard                                   907                  0

E. Dean Jones                                   1,814                  0

Mike Keheler                                      263                  0

Carol King                                         37                  0

Tracy King                                         37                  0

Melissa E. Legge                                1,450                  0

                                                                       0
Lerner Family Irrevocable Trust                21,834

Steve Lerner                                   29,570                  0

Julie Mathison                                     39                  0

Guadalupe Mendoza                               1,450                  0

Neesha Mirchandani                                 47                  0

Lynne F. Moneypenny                             1,814                  0

Geoffrey Monsees                                   88                  0

William H. Moore                                  907                  0

Michael E. Patterson                            1,361                  0

Henry B. Ponder                                90,498                  0

Jim Protzman                                   51,546                  0

Archie Purcell                                 84,825                  0

Dana Raburn                                       164                  0

Rob Sandefuer                                      65                  0

Charles Sanders                                    65                  0

Robert Sher                                     5,788                  0

William A. Thornton                               144                  0

Carter J. Wagner                                  870                  0

Scott Watkins                                     125                  0

Christian Wright                                   75                  0

Michelle Wright                                    65                  0

Conroy Zien                                        37                  0

Gary J. Zupke                                   1,180                  0

Total                                         641,472                  0

                                   SCHEDULE IV

                          (a) H&F SELLING STOCKHOLDERS


                                                        Number of Firm
Name                                                  Shares Being Sold
----                                                  -----------------


Hellman & Friedman Capital Partners III, L.P.          6,793,071
H&F Orchard Partners III, L.P.                           494,461
H&F International Partners III, L.P.                     147,966
                                                         -------

                                       Total           7,435,498

                                                          64,502

                                   SCHEDULE V

                           OPTION SELLING STOCKHOLDERS



                                                Number of Additional Shares
                                                Subject to Additional Share
Name                                                      Option
----                                            ----------------------------

Hellman & Friedman Capital Partners III, L.P.            1,124,815

H&F Orchard Partners III, L.P.                              81,874

H&F International Partners III, L.P.                        24,501

BearTel Corp.                                               69,150

Barbara Jack                                               279,292

Mitchell Kurz                                               71,577

Helmut Matthies                                            192,497

John P. McGarry, Jr.                                       190,294

Tim Pollak                                                 111,000

Michael Samet                                              105,000

Total Shares Subject to Additional Share Option:         2,250,000

                                   SCHEDULE VI

F. Warren Hellman
Philip U. Hammarskjold
Richard S. Bodman
John F. McGillicuddy
Sir Christopher Lewinton

                                                                      Appendix A


             FORM OF OPINION OF CLEARY, GOTTLIEB, STEEN & HAMILTON:

     1. The Company is validly existing as a corporation in good standing under the laws of the State of Delaware.

     2. The Company has corporate power to own its properties and conduct its business as described in the Prospectus, and the Company has corporate power to enter into the Underwriting Agreement and to perform its obligations thereunder.

     3. The Shares have been duly authorized by all necessary corporate action of the Company, have been validly issued by the Company and are fully paid and nonassessable; and the holders of outstanding shares of capital stock of the Company are not entitled to any preemptive rights to subscribe for the Shares under the Amended and Restated Certificate of Incorporation or the Amended and Restated By-Laws of the Company, or the General Corporation Law of the State of Delaware.

     4. The statements set forth under the heading "Description of Capital Stock -- Common Stock" in the Prospectus, insofar as such statements purport to summarize certain provisions of the Securities and the Amended and Restated Certificate of Incorporation of the Company, provide a fair summary of such provisions, and the statements made in the Prospectus under the heading "Certain U.S. Tax Consequences to Non-United States Holders", insofar as such statements purport to summarize certain federal income tax laws of the United States, constitute a fair summary of the principal U.S. federal income tax consequences of an investment in the Securities by a non-U.S. holder (as defined in the Prospectus).

     5. The execution and delivery of the Underwriting Agreement have been duly authorized by all necessary corporate action of the Company, and the Underwriting Agreement has been duly executed and delivered by the Company.

     6. The execution and delivery of the Underwriting Agreement and the performance by the Company of its obligations in the Underwriting Agreement (a) do not require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States of America or the State of New York or pursuant to the Delaware General Corporation Law, except such as have been obtained or effected under the Securities Act and the Securities Exchange Act of 1934, as amended (but such counsel expresses no opinion as to any consent, approval, authorization, registration or qualification that may be required under state securities or Blue Sky laws), and
(b) do not result in a breach or violation of any of the terms and provisions of, or constitute a default under, any of the agreements of the Company filed (including by incorporation by reference) as exhibits to the Registration Statement, the Amended and Restated Certificate of Incorporation of the Company or the Amended and Restated By-laws of the Company.

     7. The Company is not and, after giving effect to the offering and sale of the Shares, will not be an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

     8. The Registration Statement (except the financial statements and schedules and other financial and statistical data included therein, as to which such counsel expresses no view), at the time it became effective, and the Prospectus (except as aforesaid), as of the date thereof, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations thereunder other than Regulation S-T under the Securities Act. In addition, such counsel does not know of any contracts or other documents of a character required to be filed as exhibits to the Registration Statement or required to be described in the Registration Statement or the Prospectus that are not filed or described as required.

     9. No information has come to such counsel's attention that causes such counsel to believe that the Registration Statement (except the financial statements and schedules and other financial and statistical data included therein, as to which such counsel expresses no view), at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

     10. No information has come to such counsel's attention that causes such counsel to believe that the Prospectus (except the financial statements and schedules and other financial and statistical data included therein, as to which such counsel expresses no view), as of the date thereof or as of the Closing Date, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     11. Such counsel shall confirm that (based solely upon a telephonic confirmation from a representative of the Commission) the Registration Statement is effective under the Securities Act and, to the best of such counsel's knowledge, no stop order with respect thereto has been issued, and no proceeding for that purpose has been instituted or threatened by the Commission.

     13. The Custody Agreement executed by or on behalf of each Y&R Selling Stockholder is a valid, binding and enforceable agreement of such Y&R Selling Stockholder.

     14. The Power of Attorney executed by each Y&R Selling Stockholder is a valid, binding and enforceable instrument of such Y&R Selling Stockholder

     15. Upon delivery to the Underwriters in the State of New York of certificates evidencing the Y&R Selling Stockholder Shares indorsed to such Underwriters or in blank and payment therefore by the Underwriters pursuant to the Underwriting Agreement, the Underwriters will own the Y&R Selling Stockholder Shares free of any adverse claim (within the meaning of the Uniform Commercial Code as in effect in the State of New York (the "UCC")). In rendering the foregoing opinion such counsel may assume that (i) each Underwriter takes delivery of the Y&R Selling Stockholder Shares without notice of any adverse claim (within the meaning of the UCC) and (ii) the signature on each indorsement is genuine.

                                                                      Appendix B

FORM OF OPINION OF GENERAL COUNSEL OR SENIOR VICE PRESIDENT, LEGAL COUNSEL FOR THE COMPANY:

     1. The Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the State of Delaware and has the corporate power and authority to carry on its business as described in the Prospectus and to own, lease and operate its properties.

     2. YRLP has been duly organized, is validly existing and in good standing as a limited partnership under the laws of the State of Delaware and has the partnership power and authority to carry on its business as it is currently conducted and to own, lease and operate its properties.

     3. The Company is duly qualified to transact business and is in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect.

     4. YRLP is duly qualified and is in good standing as a foreign partnership authorized to do business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except where the failure to be in good standing or to be so qualified would not have a Material Adverse Effect.

     5. All of the issued and outstanding shares of Common Stock of the Company, including the Shares, have been duly authorized by all necessary corporate action of the Company, have been validly issued by the Company and are fully paid and nonassessable; and the holders of outstanding shares of capital stock of the Company are not entitled to any preemptive rights to subscribe for the Shares under the Amended and Restated Certificate of Incorporation, the Amended and Restated By-Laws of the Company, the General Corporation Law of the State of Delaware or any contracts to which the Company is a party.

     6. All of the outstanding partnership interests in YRLP have been duly authorized and validly issued and are fully paid and non-assessable, and are owned by the Company, directly or indirectly through one or more subsidiaries, free and clear of any security interest, claim, lien, encumbrance or adverse interest of any nature.

     7. The execution and delivery of the Underwriting Agreement have been duly authorized by all necessary corporate action of the Company, and the Underwriting Agreement has been duly executed and delivered by the Company. 1.

     8. The authorized capital stock of the Company conforms as to legal matters to the description thereof contained in the Prospectus.

     9. The statements set forth under the heading "Description of Capital Stock" and "Shares Eligible for Future Sale" and in the fifth, sixth, seventh and eighth paragraphs under the heading "Underwriting" in the Prospectus and Items 14 and 15 of Part II of the Registration Statement, insofar as such statements constitute a summary of the legal matters, documents or proceedings referred to therein, fairly summarize the matters, documents or proceedings referred to therein.

     10. The Company is not in violation of its Amended and Restated Certificate of Incorporation or Amended and Restated By-laws, YRLP is not in violation of its partnership agreement or other organizational documents, and, to such counsel's knowledge, neither the Company nor YRLP is in default in the performance of any obligation, agreement, covenant or condition contained in any of the agreements of the Company or YRLP filed as exhibits to the Registration Statement except for defaults which would not have a Material Adverse Effect.

     11. The execution and delivery by the Company of the Underwriting Agreement and the performance by the Company of its obligations therein (a) do not require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States or the State of New York, except such as have been obtained or effected under the Securities Act and the Securities Exchange Act of 1934, as amended (but such counsel expresses no opinion as to any consent, approval, authorization, registration or qualification that may be required under state securities or Blue Sky laws of the United States or the securities laws of any non-U.S. jurisdiction), (b) do not result in a breach or violation of any of the terms or provisions of, or a default under (i) any of the agreements of the Company or YRLP filed (including by incorporation by reference) as exhibits to the Registration Statement, (ii) the Amended and Restated Certificate of Incorporation or the Amended and Restated By-laws of the Company, (iii) the partnership agreement or other organizational documents of YRLP or (iv) any judgment, decree or order applicable to the Company of any United States federal or New York State court or other governmental authority, except (in the case of (i) and (iv)) for such breaches or violations as would not result in a Material Adverse Effect, and (c) do not result in the suspension, termination or revocation of any Authorization of the Company or YRLP or any other impairment of the rights of the holder of any such Authorization, except as would not result in a Material Adverse Effect.

     12. To such counsel's knowledge after due inquiry, there are no legal or governmental proceedings pending or threatened to which the Company or YRLP is a party or to which any of the properties of the Company or YRLP is subject that are required to be described in the Registration Statement or the Prospectus that are not so described, and there are no contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not so described or filed as required.

     13. To such counsel's knowledge, neither the Company nor any of its subsidiaries has violated any Environmental Law, any provisions of the Employee Retirement Income Security Act of 1974, as amended, or any provisions of the Foreign Corrupt Practices Act, or the rules and regulations promulgated thereunder, except for such violations which, singly or in the aggregate, would not have a Material Adverse Effect.

     14. The Company is not and, after giving effect to the offering and sale of the Shares, will not be an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

     15. To such counsel's knowledge, except as described in the Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities with the Shares registered pursuant to the Registration Statement.

     16. Each of the Company and YRLP has such Authorizations of, and has made all filings with and notices to, all United States federal and New York State governmental or regulatory authorities and self-regulatory organizations and all courts and other tribunals, including, without limitation, under any applicable Environmental Laws, as are necessary to own, lease, license and operate its respective properties and to conduct its business, except where the failure to have any such Authorization or to make any such filing or notice would not, in the aggregate, have a Material Adverse Effect; each such Authorization is valid and in full force and effect and each of the Company and YRLP is in compliance with all the terms and conditions thereof and with the rules and regulations of the authorities and governing bodies having jurisdiction with respect thereto; and no event has occurred (including, without limitation, the receipt of any notice from any authority or governing body) which allows or, after notice or lapse of time or both, would allow, revocation, suspension or termination of any such Authorization or results or, after notice or lapse of time or both, would result in any other impairment of the rights of the holder of any such Authorization; and such Authorizations contain no restrictions that are burdensome to the Company; in each case except as would not have a Material Adverse Effect.

     17. The Registration Statement (except the financial statements and schedules and other financial and statistical data included therein, as to which such counsel expresses no view), at the time it became effective, and the Prospectus (except as aforesaid), as of the date thereof, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations thereunder other than Regulation S-T under the Securities Act. In addition, I do not know of any statutes, regulations, contracts or other documents of a character required to be filed as exhibits to the Registration Statement or required to be described in the Registration Statement or the Prospectus that are not filed or described as required.

     18. No information has come to my attention that causes me to believe that
(i) the Registration Statement (except the financial statements and schedules and other financial and statistical data included therein, as to which I express no view) at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Prospectus (except the financial statements and schedules and other financial and statistical data included therein, as to which I express no view), as of the date thereof or as of the Closing Date, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                                                                      Appendix C

               FORM OF OPINION OF WACHTELL, LIPTON, ROSEN & KATZ:

     1. Each of the H&F Selling Stockholders is the lawful owner of the Shares to be sold by such Selling Stockholder pursuant to the Underwriting Agreement and owns such Shares, free of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever other than pursuant to the Custody Agreement, the Power of Attorney, the Underwriting Agreement and other than any such restriction on transfer, lien, encumbrance, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

     2. Each of the H&F Selling Stockholders has full legal right, power and authority, and all authorization and approval required by law, to enter into the Underwriting Agreement and the Custody Agreement and the Power of Attorney of such Selling Stockholder and to sell, assign, transfer and deliver the Shares to be sold by such Selling Stockholder in the manner provided herein and therein.

     3. The Custody Agreement of each of the H&F Selling Stockholders been duly authorized, executed and delivered by such Selling Stockholder and is a valid and binding agreement of such Selling Stockholder, enforceable in accordance with its terms.

     4. The Power of Attorney of each of the H&F Selling Stockholders has been duly authorized, executed and delivered by such Selling Stockholder and is a valid and binding instrument of such Selling Stockholder, enforceable in accordance with its terms, and, pursuant to such Power of Attorney, such Selling Stockholder has, among other things, authorized the Attorneys, or any one of them, to execute and deliver on such Selling Stockholder's behalf this Agreement and any other document they, or any one of them, may deem necessary or desirable in connection with the transactions contemplated hereby and thereby and to deliver the Shares to be sold by such Selling Stockholder pursuant to this Agreement.

     5. Upon sale and delivery of and payment for the Shares to be sold by each of the H&F Selling Stockholders pursuant to the Underwriting Agreement, and assuming the Underwriters purchase such Shares for value and in good faith without notice of any adverse claim, the Underwriters will own such Shares, free and clear of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever other than any such restriction on transfer, lien, encumbrance, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

     6. Assuming that the representations and warranties of the Company in
Section 6 of the Underwriting Agreement are true and accurate in all material respects, the execution and delivery of the Underwriting Agreement and the Custody Agreement and Power of Attorney of each of the H&F Selling Stockholders by such Selling Stockholder, the compliance by such Selling Stockholder with all the provisions hereof and thereof and the performance by such Selling Stockholder of its obligations thereunder will not require any consent, approval, authorization or other order of, or qualification with, any court or governmental body or agency (except such as may be required under the securities or Blue Sky laws of the various states), conflict with or constitute a breach of any of the terms or provisions of, or a default under, the organizational documents of such Selling Stockholder, if such Selling Stockholder is not an individual, or any indenture, loan agreement, mortgage, lease or other agreement or instrument to which such Selling Stockholder is a party or by which any property of such Selling Stockholder is bound or violate or conflict with any applicable law or any rule, regulation, judgment, order or decree of any court or any governmental body or agency having jurisdiction over such Selling Stockholder or any property of such Selling Stockholder.

                                                                      Appendix D


                       FORM OF OPINION OF BEARTEL COUNSEL:

     1. BearTel Corp. is the lawful owner of the Shares to be sold by such Selling Stockholder pursuant to the Underwriting Agreement and owns such Shares, free of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever other than pursuant to the Custody Agreement, the Power of Attorney, the Underwriting Agreement and other than any such restriction on transfer, lien, encumbrance, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

     2. BearTel Corp. has full corporate power and authority, and all authorization and approval required by law, to enter into the Underwriting Agreement and the Custody Agreement and the Power of Attorney of such Selling Stockholder and to sell, assign, transfer and deliver the Shares to be sold by such Selling Stockholder in the manner provided herein and therein.

     3. The Custody Agreement of BearTel Corp. has been duly authorized, executed and delivered by such Selling Stockholder and is a valid and binding agreement of such Selling Stockholder, enforceable in accordance with its terms.

     4. The Power of Attorney of BearTel Corp. has been duly authorized, executed and delivered by such Selling Stockholder and is a valid and binding instrument of such Selling Stockholder, enforceable in accordance with its terms, and, pursuant to such Power of Attorney, such Selling Stockholder has, among other things, authorized the Attorneys, or any one of them, to execute and deliver on such Selling Stockholder's behalf this Agreement and any other document they, or any one of them, may deem necessary or desirable in connection with the transactions contemplated hereby and thereby and to deliver the Shares to be sold by such Selling Stockholder pursuant to this Agreement.

     5. Upon sale and delivery of and payment for the Shares to be sold by BearTel Corp. pursuant to the Underwriting Agreement, in the manner contemplated thereby and by the Power of Attorney and Custody Agreement of BearTel Corp., and assuming the Underwriters purchase such Shares for value and in good faith without notice of any adverse claim, the Underwriters will own such Shares, free and clear of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever other than any such restriction on transfer, lien, encumbrance, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

     6. Assuming that the representations and warranties of the Company in
Section 6 of the Underwriting Agreement are true and accurate in all material respects, effectiveness of the Registration Statement and closing of the Offering as contemplated by the Underwriting Agreement and the Prospectus, (a) no authorization, consent, approval or other action by, and no notice to or filing with, any U.S. federal or New York State court, governmental body or regulatory agency is required for the due execution, delivery and performance by BearTel Corp. of the Underwriting Agreement, the Power of Attorney and the Custody Agreement (except such as may be required under the securities or Blue Sky laws of the State of New York), and (b) the execution, delivery, and performance by BearTel Corp. of the Underwriting Agreement, the Power of Attorney and the Custody Agreement do not and will not (i) breach any of the terms and provisions of, or constitute a default under, any agreement or instrument to which it is a party or by which any of its properties is bound or
(ii) violate or conflict with any provision of any law or any rule, regulation, judgment, order or decree of any court or any governmental body or regulatory agency having jurisdiction over BearTel Corp. or any of its properties.

                                                                      Appendix E


         FORM OF OPINION OF REBOUL, MacMURRAY, HEWITT, MAYNARD & KRISTOL

     1. Each of the Wand Partnerships is the lawful owner of the Shares to be sold by such Selling Stockholder pursuant to the Underwriting Agreement and owns such Shares, free of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever, other than pursuant to the Custody Agreements, the Power of Attorneys, the Underwriting Agreement and other than any such restriction on transfer, lien, encumbrance, security interest, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

     2. Each of the Wand Partnerships has full corporate power and authority, and all authorization and approval required by law, to enter into the Underwriting Agreement and the Custody Agreement and the Power of Attorney of such Selling Stockholder and to sell, assign, transfer and deliver the Shares to be sold by such Selling Stockholder in the manner provided herein and therein.

     3. The Custody Agreement of each of the Wand Partnerships has been duly authorized, executed and delivered on behalf of such Selling Stockholder and is a valid and binding agreement of such Selling Stockholder, enforceable in accordance with its terms.

     4. The Power of Attorney of each of the Wand Partnerships has been duly authorized, executed and delivered on behalf of such Selling Stockholder and is a valid and binding instrument of such Selling Stockholder, enforceable in accordance with its terms, and, pursuant to such Power of Attorney, such Selling Stockholder has, among other things, authorized the Attorneys named therein, or any one of them, to execute and deliver on such Selling Stockholder's behalf this Agreement, the applicable Custody Agreement and any other document they, or any one of them, may deem necessary or desirable in connection with the transactions contemplated hereby and thereby and to deliver the Shares to be sold by such Selling Stockholder pursuant to this Agreement.

     5. Upon sale and delivery of and payment for the Shares to be sold by each Wand Partnership pursuant to the Underwriting Agreement, in the manner contemplated thereby and by the applicable Power of Attorney and Custody Agreement, and assuming the Underwriters purchase such Shares for value and in good faith without notice of any adverse claim, the Underwriters will own such Shares, free and clear of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever other than any such restriction on transfer, lien, encumbrance, security interest equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

     6. Assuming that the representations and warranties of the Company in
Section 6 of the Underwriting Agreement are true and accurate in all material respects, effectiveness of the Registration Statement and closing of the Offering as contemplated by the Underwriting Agreement and the Prospectus, (a) no authorization, consent, approval or other action by, and no notice to or filing with, any U.S. federal or New York State court, governmental body or regulatory agency is required for the due execution, delivery and performance by each of the Wand Partnerships of the Underwriting Agreement, the Power of Attorney and the Custody Agreement (except such as may be required under the securities or Blue Sky laws of the State of New York), and (b) the execution, delivery, and performance by each of the Wand Partnerships of the Underwriting Agreement, the Power of Attorney and the Custody Agreement do not and will not
(i) breach any of the terms and provisions of, or constitute a default under, any agreement or instrument to which it is a party or by which any of its properties is bound or (ii) violate or conflict with any provision of any law or any rule, regulation, judgment, order or decree of any court or any governmental body or regulatory agency having jurisdiction over each of the Wand Partnerships or any of their properties.

                                                                      Appendix F


          FORM OF OPINION OF NELSON MULLINS RILEY & SCARBOROUGH L.L.P.

     1. The Custody Agreement executed by or on behalf of each KBM Selling Stockholder is a valid, binding and enforceable agreement of such KBM Selling Stockholder.

     2. The Power of Attorney executed by each KBM Selling Stockholder is a valid, binding and enforceable instrument of such KBM Selling Stockholder.

     3. Upon delivery to the Underwriters in the State of New York of certificates evidencing the KBM Selling Stockholder Shares indorsed to such Underwriters or in blank and payment therefore by the Underwriters pursuant to the Underwriting Agreement, the Underwriters will own the KBM Selling Stockholder Shares free of any adverse claim (within the meaning of the Uniform Commercial Code as in effect in the State of New York (the "UCC")). In rendering the foregoing opinion such counsel may assume that (i) each Underwriter takes delivery of the KBM Selling Stockholder Shares without notice of any adverse claim (within the meaning of the UCC) and (ii) the signature on each indorsement is genuine.

                                    Exhibit 3

                                   MANAGEMENT
                          LOCK-UP AND VOTING AGREEMENT


     THIS LOCK-UP AGREEMENT ("the Agreement") is made and entered into as of _________, 1999, between Young & Rubicam Inc., a Delaware corporation ("the Corporation"), and __________, a __________ resident ("Holder").


                                   WITNESSETH:

     WHEREAS, pursuant to the terms and conditions of that certain Agreement and Plan of Merger, by and among KnowledgeBase Marketing, Inc., a Delaware corporation ("KBM"), the Corporation, Knowhow Inc., a Delaware corporation, and various shareholders of KBM, dated April 5, 1999 (the "Merger Agreement"), Holder will receive a certain number of shares of the common stock, par value $.01, of the Corporation (the "Shares");

     WHEREAS, pursuant to Section 9.3(i) of the Merger Agreement, as a condition to the Corporation consummating the Merger and the transactions contemplated thereby, Holder is to execute this Agreement; and

     WHEREAS, any capitalized term not defined herein shall have the definition provided in the Merger Agreement.

     NOW, THEREFORE, conditioned upon Closing, in consideration of the promises contained herein, the issuance of the Shares by the Corporation, and the covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged by each of the parties hereto, the parties hereby agree as follows:

     Section 1. Transfer Restriction. Holder hereby expressly covenants and agrees as follows:

          a. Holder shall not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, par value $.01, of the Corporation ("Common Stock") or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock which may be deemed to be beneficially owned by Holder in accordance with the rules and regulations of the Securities and Exchange Commission) or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) (each action described herein is referred to as a "Transfer").

          b. Any attempt to Transfer in violation of this Section shall be null and void and shall be deemed for purposes of this Agreement as a breach hereof by Holder, and neither the Corporation nor the Corporation's transfer agent shall give any effect in the share transfer records of the Corporation to any such attempt to Transfer.

          c. In addition to any other legends required by law or in the opinion of counsel to the Corporation, the certificates evidencing the Shares will bear a legend in substantially the following form:

          THE TRANSFER OF THESE SECURITIES IS FURTHER RESTRICTED BY THE PROVISIONS OF A CERTAIN LOCK-UP AGREEMENT, A COPY OF WHICH WILL BE FURNISHED TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE, BY THE CORPORATION UPON WRITTEN REQUEST TO THE CORPORATION AT ITS PRINCIPAL PLACE OF BUSINESS.

          d. A notation will be made in the share transfer records of the Corporation and the "stop transfer" instructions will be issued with respect to the Shares so as to restrict the resale, pledge, hypothecation, or other transfer thereof, subject to the terms hereof.

     Section 2. Term of Transfer Restrictions. The transfer restrictions in
Section 1 shall become effective at the Effective Time and shall continue thereafter in full force and effect until the later of (i) July 1, 1999 or (ii) the expiration of any underwriter's lock-up period (regardless of whether Holder is contractually bound under such underwriter's agreement) required of any holder of Common Stock pursuant to a registered public offering of Common Stock under the Securities Act of 1933, as amended (or any successor or federal statutes), declared effective prior to July 1, 1999; provided that such transfer restrictions shall not apply to the extent that such underwriter's lock-up exceeds 180 days.

     Section 3. Voting Proxy.

          a. Holder does hereby appoint Peter A. Georgescu, Stephanie W. Abramson, Thomas D. Bell, Michael J. Dolan and Edward H. Vick, and each of them, the true and lawful attorneys and proxies of Holder, with several power of substitution, for and in the name, place, and stead of Holder to attend and vote at all meetings of the shareholders of the Corporation, or to execute written consents in lieu of voting with respect to, any and all shares of the Common Stock at the time standing in the name of Holder (excluding any Shares held in Escrow pursuant to the Merger Agreement but including any such Shares upon their release from Escrow), at any and all meetings of the shareholders or any adjournment. And Holder hereby affirms that this proxy is coupled with an interest and is irrevocable, and Holder hereby ratifies and confirms all that the proxy may lawfully do or cause to be done by virtue hereof.

          b. In addition to any other legends required by law or in the opinion of counsel to the Corporation, the certificates evidencing the Shares (excluding any Shares held in Escrow pursuant to the Merger Agreement but including any such Shares upon their release from Escrow) will bear a legend in substantially the following form:


          NOTICE IS HEREBY GIVEN THAT ALL VOTING RIGHTS WITH RESPECT TO THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A PROXY DATED __________, 1999 BY THE STOCKHOLDER IN FAVOR OF PETER A. GEORGESCU, STEPHANIE W. ABRAMSON, THOMAS D. BELL, MICHAEL J. DOLAN AND EDWARD H. VICK, UNTIL THE STOCKHOLDER HAS SOLD OR OTHERWISE TRANSFERRED THE SECURITIES REPRESENTED BY THIS CERTIFICATE.

          c. This proxy shall become effective at the Effective Time and continue in full force and effect until the earliest of (i) May 15, 2000;
     (ii) the dissolution of that certain Young & Rubicam Inc. Management Voting Trust Agreement dated December 12, 1996 ("Management Voting Trust"); or
     (iii) the time that the Holder has sold or otherwise transferred all Shares subject to this proxy.

     Section 4. Right of First Refusal. In the event that Holder shall propose to Transfer any Shares to any Person who, as a result thereof, together with any related Transfers by any other shareholders of the Corporation, would (together with its Affiliates) own more than 20% of the Outstanding Shares, the Corporation and the H&F Investors shall each have a right of first refusal with respect to such a proposed Transfer, which rights shall be exercised in accordance with the provisions of subsections (a) through (e) of this Section 4.

          a. With respect to any such proposed Transfer, Holder shall first offer to the Corporation (by written notice to the Corporation, with a copy to the H&F Investors) the option to purchase the Shares proposed to be transferred at the same price and on the same terms and conditions as are specified in a bona fide written offer from the proposed transferee.

          b. The offer by such Holder to the Corporation shall include a copy of the written offer from such proposed transferee setting forth all the details pertaining to any such proposed Transfer to a third party, including the price, form of consideration and any other terms and conditions, and the identity of the Person to whom such Holder is proposing to Transfer such Shares, including the identity of any Person controlling such proposed transferee, as well as such evidence of the arm's length nature of the proposed Transfer, the proposed transferee's ability to complete the transaction and such other information as is reasonably requested by the Corporation or the H&F Investors. If the Corporation exercises its right to purchase all or a portion of the Shares proposed to be transferred, it shall give notice thereof to the Holder and the H&F Investors within thirty (30) days after receipt of such offer. The consideration for Shares held by a Holder shall be paid by the Corporation to the Holder against delivery of his or her Shares. The closing of any purchase hereunder shall take place at the offices of the Corporation (or at any other place as may be designated by the Corporation) on a date specified by the Corporation, which date shall be within ten (10) days after the Corporation's notice of such election to such Holder and specified in such notice (or, if the Corporation has elected to purchase less than all of such Shares, within ten (10) days after the expiration of the fifteen (15) day period for election by the H&F Investors, specified in
     Section 4(d) hereof). If the terms of the proposed Transfer include the Transfer of the Shares for consideration other than cash, the Corporation will have the right to exercise its rights hereunder either (i) by purchasing the Shares for a substantially equivalent form of consideration of equal value in the reasonable opinion of the Corporation's Board of Directors (the "Board"), or (ii) by purchasing such Shares for cash in an amount equal to the fair market value of such proposed consideration in the reasonable opinion of the Board.

          c. If the Corporation does not elect to exercise its right to purchase the Shares proposed to be transferred within the thirty (30) day period provided therefor, or elects to purchase less than all of such Shares, the H&F Investors shall have the option to purchase all (but not less than all) of the Shares proposed to be transferred which the Corporation has elected not to purchase, at the same price and upon the same terms and conditions as the offer made by the Holder to the Corporation.

          d. If the H&F Investors exercise their right to purchase the Shares proposed to be transferred, they shall give notice thereof within fifteen
     (15) days after the expiration of the thirty (30) day period referred to in
     Section 4(b) above. The consideration for Shares held by a Holder shall be paid by the H&F Investors to the Holder against delivery of his or her Shares. The closing of any purchase hereunder shall take place at the offices of the Corporation (or at any other place as may be designated by the H&F Investors) on a date determined by the H&F Investors within ten
     (10) days after the H&F Investors' notice of such election and specified in such notice; provided that, if the Corporation has elected to purchase Shares pursuant to Section 4(b) hereof, the closing under this Section 4(d) shall be at the same time and place as the Corporation's closing as specified in the Corporation's notice. If the terms of the proposed Transfer include the Transfer of the Shares for consideration other than cash, the H&F Investors shall have the right to exercise their rights hereunder either (i) by purchasing the Shares for a substantially equivalent form of consideration of equal value in the reasonable opinion of the H&F Investors, or (ii) by purchasing such Shares for cash in an amount equal to the fair market value of such proposed consideration in the reasonable opinion of the H&F Investors; provided, however, that, if the Corporation has elected to purchase Shares pursuant to Section 4(b), the H&F Investors shall use the same form of consideration (if possible) or, if the Corporation is using cash (or the H&F Investors cannot use the alternative form of consideration), pay the amount of cash determined by the Board to be the fair market value of the alternative compensation pursuant to the last sentence of Section 4(b).

          e. If the Corporation and the H&F Investors, collectively, elect to purchase less than all of the Shares proposed to be Transferred by Holder within the exercise periods provided therefor, then such elections shall not be effective and Holder may sell all (but not less than all) of such Shares to the Person specified in the notice delivered to the Corporation and the H&F Investors in accordance with Section 4(a), provided that such sale is made within ninety (90) days after the expiration of the H&F Investors' fifteen (15) day exercise period, at a price and upon terms and conditions not more favorable to such transferee than those that were specified in such notice.

     f. Definitions for purposes of this Section 4:

     "Affiliate" has the meaning set forth in Rule 12b-2 under the Securities Exchange Act of 1934.

     "H&F Investors" means Hellman & Friedman Capital Partners III, L.P., a California limited partnership, H&F Orchard Partners III, L.P., a California limited partnership, H&F International Partners III, L.P., a California limited partnership, together with any transferee of Common Stock for any of the foregoing as permitted by that certain Stockholders Agreement, dated as of May 12, 1998, among them, Y&R and other Y&R stockholders.

     "Outstanding Shares" means as of a given time the sum of (i) the number of shares of Common Stock then issued and (ii) all options, warrants and rights to acquire, and the conversion of any securities convertible into, shares of Common Stock, to the extent such rights to acquire shares of Common Stock are then exercisable. When calculating the percentage of the Outstanding Shares owned by a specified Person, such Person shall be deemed to own all shares of Common Stock beneficially owned by such Person assuming the exercise of all of such Person's options, warrants and rights to acquire, and the conversion by such Person of any securities convertible into, shares of Common Stock only to the extent such rights to acquire shares of Common Stock are then exercisable by such Person.

     "Person" means any individual or corporation, company, incorporated or unincorporated association or organization, limited liability company, partnership, estate trust, joint venture or other entity of any kind, including any pension, profit sharing or other benefit plan or trust, and any governmental authority.

     g. The right of first refusal in this Section 4 shall become effective at the Effective Time and continue in full force and effect until the earliest of
(i) May 15, 2000; (ii) the termination of the Management Voting Trust; or (iii) the time that Holder has sold or otherwise transferred all Shares received pursuant to the Merger Agreement.

     Section 5. Amendment; Termination; New Certificates. This Agreement may be amended or terminated by the written consent of all parties hereto. After the expiration of the transfer restrictions under Section 1 and the proxy under
Section 3, Holder shall be entitled to surrender the certificate or certificates representing the Shares to the Corporation's transfer agent and receive a new certificate or certificates without the restrictive legends referencing such provisions. Upon any Transfer of the Shares not prohibited under this Agreement, Holder's transferee shall be entitled to surrender the certificate or certificates representing the transferred Shares and receive a new certificate or certificates without such legends.

     Section 6. Remedies. Holder acknowledges and agrees that in the event of any violation of this Agreement or breach or attempted breach hereof, that it will be difficult if not impossible for the Corporation to ascertain with any certainty the amount and extent of the Corporation's damages, that the Corporation would have no adequate remedy at law for damages, and that the Corporation shall be entitled, in addition to all other rights and remedies which the Corporation may have at law or in equity, to obtain, after notice and hearing, injunctive relief, without the necessity of posting bond therefor, enjoining and restraining Holder from any further breach or attempted breach or violation of this Agreement.

     Section 7. Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original, and all of this taken together shall constitute one and the same Agreement.

     Section 8. Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     Section 9. Choice of Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware (without regard to the rules governing conflicts of laws).

     Section 10. Acknowledgement. Holder acknowledges that the limitations herein set forth are reasonable, bargained for, and necessary for the protection of the Corporation's investment in the equity interest and assets acquired in exchange for the Shares and Holder's ownership of and investment in the Shares. Holder further represents and warrants that Holder has full power and authority to enter into the agreements set forth herein, and that, upon request, Holder will execute any additional documents necessary or desirable in connection with the enforcement hereof.




                  (Signatures contained on the following page)

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                                         THE CORPORATION



                                         Young & Rubicam Inc.
                                         a Delaware corporation


                                         ------------------------------------

                                         ------------------------------------


                                         HOLDER:


                                         ------------------------------------

                                         ------------------------------------

                                 NON-MANAGEMENT
                          LOCK-UP AND VOTING AGREEMENT


     THIS LOCK-UP AGREEMENT ("the Agreement") is made and entered into as of _________, 1999, between Young & Rubicam Inc., a Delaware corporation ("the Corporation"), and __________, a __________ resident ("Holder").


                                   WITNESSETH:

     WHEREAS, pursuant to the terms and conditions of that certain Agreement and Plan of Merger, by and among KnowledgeBase Marketing, Inc., a Delaware corporation ("KBM"), the Corporation, Knowhow Inc., a Delaware corporation, and various shareholders of KBM, dated April 5, 1999 (the "Merger Agreement"), Holder will receive a certain number of shares of the common stock, par value $.01, of the Corporation (the "Shares");

     WHEREAS, pursuant to Section 9.3(i) of the Merger Agreement, as a condition to the Corporation consummating the Merger and the transactions contemplated thereby, Holder is to execute this Agreement; and

     WHEREAS, any capitalized term not defined herein shall have the definition provided in the Merger Agreement.

     NOW, THEREFORE, conditioned upon Closing, in consideration of the promises contained herein, the issuance of the Shares by the Corporation, and the covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged by each of the parties hereto, the parties hereby agree as follows:

     Section 11. Transfer Restriction. Holder hereby expressly covenants and agrees as follows:

          a. Except as provided in Section 3 of this Agreement, Holder shall not
     (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, par value $.01, of the Corporation ("Common Stock") or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock which may be deemed to be beneficially owned by Holder in accordance with the rules and regulations of the Securities and Exchange Commission) or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) (each action described herein is referred to as a "Transfer").

          b. Any attempt to Transfer in violation of this Section shall be null and void and shall be deemed for purposes of this Agreement as a breach hereof by Holder, and neither the Corporation nor the Corporation's transfer agent shall give any effect in the share transfer records of the Corporation to any such attempt to Transfer.

          c. In addition to any other legends required by law or in the opinion of counsel to the Corporation, the certificates evidencing the Shares will bear a legend in substantially the following form:

          THE TRANSFER OF THESE SECURITIES IS FURTHER RESTRICTED BY THE PROVISIONS OF A CERTAIN LOCK-UP AGREEMENT, A COPY OF WHICH WILL BE FURNISHED TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE, BY THE CORPORATION UPON WRITTEN REQUEST TO THE CORPORATION AT ITS PRINCIPAL PLACE OF BUSINESS.

          d. A notation will be made in the share transfer records of the Corporation and the "stop transfer" instructions will be issued with respect to the Shares so as to restrict the resale, pledge, hypothecation, or other transfer thereof, subject to the terms hereof.

     Section 12. Term of Transfer Restrictions. The transfer restrictions in
Section 1 shall become effective at the Effective Time and shall continue thereafter in full force and effect until the later of (i) July 1, 1999 or (ii) the expiration of any underwriter's lock-up period (regardless of whether Holder is contractually bound under such underwriter's agreement) required of any holder of Common Stock pursuant to a registered public offering of Common Stock under the Securities Act of 1933, as amended (or any successor or federal statutes), declared effective prior to July 1, 1999; provided that such transfer restrictions shall not apply to the extent that Shares are sold pursuant to
Section 3 below or to the extent that such underwriter's lock-up exceeds 180 days.

     Section 13. Registered Offering. Except for any Shares held by a Holder who elects to receive more than fifty (50%) of such Holder's Merger Consideration in the form of Common Stock and to the extent provided in Section 8.6(e) of the Merger Agreement, Holder shall be entitled to offer and sell Shares in any registered public offering of Common Stock under the Securities Act of 1933, as amended (or any successor or federal statutes), the registration statement for which is declared effective prior to July 1, 1999. Any Shares not included in such offering shall continue to remain subject to the terms of this Agreement.

     Section 14. Voting Proxy.

          a. Holder does hereby appoint Peter A. Georgescu, Stephanie W. Abramson, Thomas D. Bell, Michael J. Dolan and Edward H. Vick, and each of them, the true and lawful attorneys and proxies of Holder, with several power of substitution, for and in the name, place, and stead of Holder to attend and vote at all meetings of the shareholders of the Corporation, or to execute written consents in lieu of voting with respect to, any and all shares of the Common Stock at the time standing in the name of Holder (excluding any Shares held in Escrow pursuant to the Merger Agreement but including any such Shares upon their release from Escrow), at any and all meetings of the shareholders or any adjournment. And Holder hereby affirms that this proxy is coupled with an interest and is irrevocable, and Holder hereby ratifies and confirms all that the proxy may lawfully do or cause to be done by virtue hereof.

          b. In addition to any other legends required by law or in the opinion of counsel to the Corporation, the certificates evidencing the Shares (excluding any Shares held in Escrow pursuant to the Merger Agreement but including any such Shares upon their release from Escrow) will bear a legend in substantially the following form:

          NOTICE IS HEREBY GIVEN THAT ALL VOTING RIGHTS WITH RESPECT TO THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A PROXY DATED __________, 1999 BY THE STOCKHOLDER IN FAVOR OF PETER A. GEORGESCU, STEPHANIE W. ABRAMSON, THOMAS D. BELL, MICHAEL J. DOLAN AND EDWARD H. VICK, UNTIL THE STOCKHOLDER HAS SOLD OR OTHERWISE TRANSFERRED THE SECURITIES REPRESENTED BY THIS CERTIFICATE.

          c. This proxy shall become effective at the Effective Time and continue in full force and effect until the earliest of (i) May 15, 2000;
     (ii) the dissolution of that certain Young & Rubicam Inc. Management Voting Trust Agreement dated December 12, 1996 ("Management Voting Trust"); or
     (iii) the time that the Holder has sold or otherwise transferred all Shares subject to this proxy.

     Section 15. Right of First Refusal. In the event that Holder shall propose to Transfer any Shares to any Person who, as a result thereof, together with any related Transfers by any other shareholders of the Corporation, would (together with its Affiliates) own more than 20% of the Outstanding Shares, the Corporation and the H&F Investors shall each have a right of first refusal with respect to such a proposed Transfer, which rights shall be exercised in accordance with the provisions of subsections (a) through (e) of this Section 5.

          a. With respect to any such proposed Transfer, Holder shall first offer to the Corporation (by written notice to the Corporation, with a copy to the H&F Investors) the option to purchase the Shares proposed to be transferred at the same price and on the same terms and conditions as are specified in a bona fide written offer from the proposed transferee.

          b. The offer by such Holder to the Corporation shall include a copy of the written offer from such proposed transferee setting forth all the details pertaining to any such proposed Transfer to a third party, including the price, form of consideration and any other terms and conditions, and the identity of the Person to whom such Holder is proposing to Transfer such Shares, including the identity of any Person controlling such proposed transferee, as well as such evidence of the arm's length nature of the proposed Transfer, the proposed transferee's ability to complete the transaction and such other information as is reasonably requested by the Corporation or the H&F Investors. If the Corporation exercises its right to purchase all or a portion of the Shares proposed to be transferred, it shall give notice thereof to the Holder and the H&F Investors within thirty (30) days after receipt of such offer. The consideration for Shares held by a Holder shall be paid by the Corporation to the Holder against delivery of his or her Shares. The closing of any purchase hereunder shall take place at the offices of the Corporation (or at any other place as may be designated by the Corporation) on a date specified by the Corporation, which date shall be within ten (10) days after the Corporation's notice of such election to such Holder and specified in such notice (or, if the Corporation has elected to purchase less than all of such Shares, within ten (10) days after the expiration of the fifteen (15) day period for election by the H&F Investors, specified in
     Section 5(d) hereof). If the terms of the proposed Transfer include the Transfer of the Shares for consideration other than cash, the Corporation will have the right to exercise its rights hereunder either (i) by purchasing the Shares for a substantially equivalent form of consideration of equal value in the reasonable opinion of the Corporation's Board of Directors (the "Board"), or (ii) by purchasing such Shares for cash in an amount equal to the fair market value of such proposed consideration in the reasonable opinion of the Board.

          c. If the Corporation does not elect to exercise its right to purchase the Shares proposed to be transferred within the thirty (30) day period provided therefor, or elects to purchase less than all of such Shares, the H&F Investors shall have the option to purchase all (but not less than all) of the Shares proposed to be transferred which the Corporation has elected not to purchase, at the same price and upon the same terms and conditions as the offer made by the Holder to the Corporation.

          d. If the H&F Investors exercise their right to purchase the Shares proposed to be transferred, they shall give notice thereof within fifteen
     (15) days after the expiration of the thirty (30) day period referred to in
     Section 5(b) above. The consideration for Shares held by a Holder shall be paid by the H&F Investors to the Holder against delivery of his or her Shares. The closing of any purchase hereunder shall take place at the offices of the Corporation (or at any other place as may be designated by the H&F Investors) on a date determined by the H&F Investors within ten
     (10) days after the H&F Investors' notice of such election and specified in such notice; provided that, if the Corporation has elected to purchase Shares pursuant to Section 5(b) hereof, the closing under this Section 5(d) shall be at the same time and place as the Corporation's closing as specified in the Corporation's notice. If the terms of the proposed Transfer include the Transfer of the Shares for consideration other than cash, the H&F Investors shall have the right to exercise their rights hereunder either (i) by purchasing the Shares for a substantially equivalent form of consideration of equal value in the reasonable opinion of the H&F Investors, or (ii) by purchasing such Shares for cash in an amount equal to the fair market value of such proposed consideration in the reasonable opinion of the H&F Investors; provided, however, that, if the Corporation has elected to purchase Shares pursuant to Section 5(b), the H&F Investors shall use the same form of consideration (if possible) or, if the Corporation is using cash (or the H&F Investors cannot use the alternative form of consideration), pay the amount of cash determined by the Board to be the fair market value of the alternative compensation pursuant to the last sentence of Section 5(b).

          e. If the Corporation and the H&F Investors, collectively, elect to purchase less than all of the Shares proposed to be Transferred by Holder within the exercise periods provided therefor, then such elections shall not be effective and Holder may sell all (but not less than all) of such Shares to the Person specified in the notice delivered to the Corporation and the H&F Investors in accordance with Section 5(a), provided that such sale is made within ninety (90) days after the expiration of the H&F Investors' fifteen (15) day exercise period, at a price and upon terms and conditions not more favorable to such transferee than those that were specified in such notice.

          f. Definitions for purposes of this Section 5:

               "Affiliate" has the meaning set forth in Rule 12b-2 under the Securities Exchange Act of 1934.

               "H&F Investors" means Hellman & Friedman Capital Partners III, L.P., a California limited partnership, H&F Orchard Partners III, L.P., a California limited partnership, H&F International Partners III, L.P., a California limited partnership, together with any transferee of Common Stock for any of the foregoing as permitted by that certain Stockholders Agreement, dated as of May 12, 1998, among them, Y&R and other Y&R stockholders.

               "Outstanding Shares" means as of a given time the sum of (i) the number of shares of Common Stock then issued and (ii) all options, warrants and rights to acquire, and the conversion of any securities convertible into, shares of Common Stock, to the extent such rights to acquire shares of Common Stock are then exercisable. When calculating the percentage of the Outstanding Shares owned by a specified Person, such Person shall be deemed to own all shares of Common Stock beneficially owned by such Person assuming the exercise of all of such Person's options, warrants and rights to acquire, and the conversion by such Person of any securities convertible into, shares of Common Stock only to the extent such rights to acquire shares of Common Stock are then exercisable by such Person.

               "Person" means any individual or corporation, company, incorporated or unincorporated association or organization, limited liability company, partnership, estate trust, joint venture or other entity of any kind, including any pension, profit sharing or other benefit plan or trust, and any governmental authority.

          g. The right of first refusal in this Section 5 shall become effective at the Effective Time and continue in full force and effect until the earliest of (i) May 15, 2000; (ii) the termination of the Management Voting Trust; or (iii) the time that Holder has sold or otherwise transferred all Shares received pursuant to the Merger Agreement.

     Section 16. Amendment; Termination; New Certificates. This Agreement may be amended or terminated by the written consent of all parties hereto. After the expiration of the transfer restrictions under Section 1 and the proxy under
Section 4, Holder shall be entitled to surrender the certificate or certificates representing the Shares of the Corporation's transfer agent and receive a new certificate or certificates without the restrictive legends referencing such provisions. Upon any Transfer of the Shares not prohibited under this Agreement, Holder's transferee shall be entitled to surrender the certificate or certificates representing the transferred Shares and receive a new certificate or certificates without such legends.

     Section 17. Remedies. Holder acknowledges and agrees that in the event of any violation of this Agreement or breach or attempted breach hereof, that it will be difficult if not impossible for the Corporation to ascertain with any certainty the amount and extent of the Corporation's damages, that the Corporation would have no adequate remedy at law for damages, and that the Corporation shall be entitled, in addition to all other rights and remedies which the Corporation may have at law or in equity, to obtain, after notice and hearing, injunctive relief, without the necessity of posting bond therefor, enjoining and restraining Holder from any further breach or attempted breach or violation of this Agreement.

     Section 18. Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original, and all of this taken together shall constitute one and the same Agreement.

     Section 19. Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     Section 20. Choice of Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware (without regard to the rules governing conflicts of laws).

     Section 21. Acknowledgement. Holder acknowledges that the limitations herein set forth are reasonable, bargained for, and necessary for the protection of the Corporation's investment in the equity interest and assets acquired in exchange for the Shares and Holder's ownership of and investment in the Shares. Holder further represents and warrants that Holder has full power and authority to enter into the agreements set forth herein, and that, upon request, Holder will execute any additional documents necessary or desirable in connection with the enforcement hereof.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                                  THE CORPORATION



                                  Young & Rubicam Inc.
                                  a Delaware corporation


                                  ------------------------------------

                                  ------------------------------------

                                  ------------------------------------



                                  HOLDER:


                                  ------------------------------------

                                  ------------------------------------